NO ACT

P.E.
10/30/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14008612

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 05 2014

Washington, DC 20549

December 5, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-5-14

Christa A. D'Alimonte
Viacom Inc.
christa.d'alimonte@viacom.com

Re: Viacom Inc.
Incoming letter dated October 30, 2014

Dear Ms. D'Alimonte:

This is in response to your letters dated October 30, 2014 and December 4, 2014 concerning the shareholder proposal submitted to Viacom by the Province of St. Joseph of the Capuchin Order and the Maryknoll Sisters of St. Dominic, Inc. We also have received a letter on the proponents' behalf dated December 1, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

December 5, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Viacom Inc.
Incoming letter dated October 30, 2014

The proposal requests that the board report on the public health impacts of smoking in all of Viacom's movies, including analysis of the company's exposure to reputational, legal and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC.

There appears to be some basis for your view that Viacom may exclude the proposal under rule 14a-8(i)(7), as relating to Viacom's ordinary business operations. In this regard, we note that the proposal relates to the nature, presentation and content of programming and film production. Accordingly, we will not recommend enforcement action to the Commission if Viacom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 766 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

December 4, 2014

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Viacom Inc.
Stockholder Proposal Submitted by The Province of St. Joseph of the Capuchin Order and The Maryknoll Sisters of St. Dominic, Inc.

Ladies and Gentlemen:

I am writing in connection with a shareholder resolution and supporting statement (together, the "Proposal") submitted to Viacom Inc. (the "Company" or "Viacom") by The Province of St. Joseph of the Capuchin Order and The Maryknoll Sisters of St. Dominic, Inc. (together, the "Proponents"). The Proposal requests that the Company's Board of Directors report to stockholders on "the public health impacts of smoking in all of [the Company's] movies".

By letter dated October 30, 2014, Viacom requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend to the Commission any enforcement action if the Company excludes the Proposal from the proxy materials for its 2015 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Proposal relates to Viacom's ordinary business operations. A letter in response to Viacom's letter was submitted to the Commission on behalf of the Proponents on December 1, 2014 (the "Proponents' Response").

In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("SLB 14D"), Viacom has filed this letter electronically with the Commission, and has concurrently sent copies of this letter electronically to each of the Proponents.

We refer to our October 30th letter, and reiterate the analyses therein.

The Proponents' Response cites various studies and reports on the health risks of tobacco use, as well as media coverage of the efforts undertaken by organizations including the Proponents to reduce depictions of smoking in youth-rated films. The Proponents' Response does not, however, cite any authority to support the Proponents' argument that the Company must include the Proposal in its 2015 proxy materials, and we continue to believe that the Proposal may be excluded from the Company's 2015 proxy materials on the basis that the Proposal relates to Viacom's ordinary business operations.

The Proposal deals with Viacom's ordinary business operations, and not a matter that transcends the day-to-day business of Viacom

Release No. 34-40018 (May 21, 1998), adopting amendments to Rule 14a-8(i)(7), states that the "ordinary business" exclusion may not be relied on to exclude proposals that focus on issues that "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for shareholders to vote." While the Proponents' Response argues that public health concerns about smoking are a "significant policy issue which transcends ordinary business," the Staff has not previously applied the "social policy" exception to tobacco-related proposals submitted to companies, like Viacom, that do not manufacture tobacco products. Indeed, the Proponents' Response does not cite a single such instance. Instead, the Proponents' Response cites a Staff position that a proposal relating to the use of antibiotics in raising livestock, *submitted to a company whose business was raising livestock*, was a matter of significant social policy that transcended ordinary business of that company.

Viacom is a global entertainment content company and, through its Filmed Entertainment segment, is in the business of producing, acquiring and distributing motion pictures, television programing and other entertainment content. Viacom is not in the business of manufacturing tobacco products, and the Staff has long concurred that shareholder proposals seeking to regulate the content, sale, distribution or manner of presentation of tobacco products – *by companies not engaged in the business of manufacturing tobacco products* – may be excluded under Rule 14a-8(i)(7). See, e.g. *Time Warner Inc.* (January 21, 2005) (concurring that a proposal requesting that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that Time Warner had released or distributed could be excluded, because it related to the nature, presentation and content of programming and film production); *General Electric Co.* (January 10, 2005) (same); *The Walt Disney Company* (December 7, 2004) (same); and *Time Warner Inc.* (February 6, 2004) (concurring that a proposal requiring the formation of a board committee to review data linking tobacco use by teens to tobacco use in youth-rated movies could be excluded, because it related to the nature, presentation and content of programming and film production).

The Staff has also previously determined that where a shareholder proposal seeks a risk analysis and public report, the determination of whether the proposal may be excluded pursuant to Rule 14a-8(i)(7) turns on the underlying subject matter of the report. See, e.g. Release 34-20091 (August 16, 1983), Staff Legal Bulletin No. 14E and *Sempra Energy* (January 12, 2012) (concurring with the company's exclusion of a shareholder proposal seeking a board review of the company's management

of specified risks, noting that "the underlying subject matter of these risks appears to involve ordinar6y business matters").

The Proponents' Response attempts to dismiss these long-standing precedents by noting that the Surgeon General issued an analysis in 2012 of smoking in youth-rated movies. We disagree with the assertion that the Surgeon General report itself has somehow converted this issue into a social policy issue that transcends the day to day business of entertainment content companies like Viacom.

The Proposal attempts to influence decisions regarding the nature, presentation and content of Viacom's film programming

The Proponents' assertion that the Proposal does not attempt to influence the content produced, acquired and distributed by the Company are not credible. The recitals to the Proposal and the Proponents' letters to Viacom transmitting the Proposal (which are attached as Exhibits A and B to our October 30th letter) specifically refer to efforts to eliminate tobacco depictions in youth-rated films. The Proponents' Response itself argues that depictions of smoking in youth-rated films is a significant policy issue, and cites various media reports, editorials and advertisement criticizing onscreen smoking. Indeed, the fundamental purpose of the Proposal is to reduce onscreen depictions of smoking in youth-rated films.

The Proposal seeks to micro-manage Viacom's ordinary business

As noted in our October 30th letter, the Proposal inappropriately seeks to micro-manage the Company's day-to-day business by dictating the timing and scope of a report, the methodology to be used, and highly technical sources to be analyzed. The Proponents' Response correctly noted that Viacom's Paramount Pictures has a policy addressing tobacco depictions in its films. However, Viacom does not have any unique insights or information about the health implications of onscreen smoking that would make it feasible or appropriate for the Board – as opposed to the Proponents or a third party – to commission the report contemplated by the Proposal.

Conclusion

Based on the foregoing, and the analyses set forth in our October 30th letter, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposal from its 2015 proxy materials.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (212) 846-5933 or at christa.d'alimonte@viacom.com. We also request that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,

Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

cc: Michael D. Fricklas,
Executive Vice President, General Counsel and Secretary, Viacom Inc.

Rev. Michael H. Crosby, OFMCap., Corporate Responsibility Agent,
The Province of St. Joseph of the Capuchin Order

Catherine Rowan, Corporate Responsibility Coordinator,
The Maryknoll Sisters of St. Dominic, Inc.

Sanford J. Lewis, Esq.

SANFORD J. LEWIS, ATTORNEY

December 1, 2014

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Viacom to quantify public health impacts of smoking in movies

Ladies and Gentlemen:

The Province of St. Joseph of the Capuchin Order and The Maryknoll Sisters of St. Dominic, Inc. (together, the "Proponents") filed a shareholder proposal with Viacom Inc. (the "Company"). The Proposal requests a report on the public health impacts of smoking in all of [the Company's] movies.

I have been asked by the Proponents to respond to the letter dated October 30, 2014, sent to the Securities and Exchange Commission by Christa A. D'Alimonte, Senior Vice President, Deputy General Counsel of Viacom. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7). I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of the rule.

A copy of this letter is being emailed concurrently to Christa A. D'Alimonte.

SUMMARY

The Proposal (included with this letter as Appendix 1) states in its resolved clause:

> RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.
>
> SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

> generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco.

The US Surgeon General made findings in reports issued in 2012 and 2014, based on extensive epidemiological analysis, that smoking in youth rated movies is a significant cause of public health harms. According to the Surgeon General and the Centers for Disease Control and Prevention, 18% of youth smoking is caused by exposure to smoking in youth rated movies, *leading to one million early deaths.*

The present Proposal asks the Company to provide for investors its analysis on the portion of this public health problem that is attributable to the Company's films, and the related risks to the Company's reputation and business.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business. Prior Staff decisions treated proposals on smoking in movies which sought to alter the content of those movies as an inappropriate encroachment upon the Company's ordinary business. However, the present Proposal does not request or imply a change in content under the control or involvement of investors. The Proposal takes a hands-off approach to content, leaving content decision-making and oversight to the management. Because it asks for discussion of public health impacts without attempting to alter, dictate, censor or control content of movies, it is unlike the prior proposals allowed to be excluded by the Staff. Instead, the Proposal is restricted to providing information about how the Company's films affect public health, and the related risks posed to the Company. These are questions of risk germane to investors, particularly the need to understand and quantify reputational risk posed by public health impacts.

Moreover, in the face of the Surgeon General's and CDC's findings regarding the high magnitude of future premature deaths, it has become clear that this presents a public health issue of first order –a significant policy issue that transcends ordinary business.

Further, the Proposal does not micromanage, because it does not narrowly prescribe matters of timing or implementation. Therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

BACKGROUND

Although the issue of smoking in movies has long drawn the attention of public health officials, for the first time in 2012 the US Surgeon General and Centers for Disease Control and Prevention have given careful epidemiological analysis to the issues as a public health problem.

Leading Cause of Preventable Death in US Population

Smoking is the single largest cause of preventable premature death in the US population. A 2009 study using 2005 data demonstrated that smoking remains the top cause of preventable death in the U.S., followed closely by high blood pressure; each accounted for

about one in five adult deaths in 2005.[1] Tobacco smoking accounted for about 467,000 deaths.[2]

According to the Centers of Disease Control and Prevention (CDC), approximately 443,000 people die prematurely from smoking or exposure to secondhand smoke each year.[3] The CDC reports that 24,518 people died of alcohol[4], 17,774 died of AIDS[5], 34,485 died of car accidents, 39,147 died of drug use (legal and illegal), 16,799 died of murder, and 36,909 died of suicide in 2009.[6] That brings a total of 169,632 deaths in 2009, far less than the 430,000 that die from smoking annually.

Worldwide, tobacco use causes more than 5 million deaths per year, and current trends show that tobacco use will cause more than 8 million deaths annually by 2030.[7]

The Department of Health and Human Services estimates that cigarette smoking is responsible for more than 480,000 deaths per year in the United States, including an estimated 41,000 deaths resulting from secondhand smoke exposure.[8] This is about one in five deaths annually, or 1,300 deaths every day.

On average, smokers die 10 years earlier than nonsmokers.[9]

If smoking persists at the current rate among youth in this country, 5.6 million of today's Americans younger than 18 years of age are projected to die prematurely from a smoking-related illness. This represents about one in every 13 Americans aged 17 years or younger who are alive today.[10] On top of this, another 8.6 million people live with a serious illness caused by smoking.[11]

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[1] Danaei, G. "The Preventable Causes of Death in the United States: Comparative Risk Assessment of Dietary, Lifestyle, and Metabolic Risk Factors." PLoS Medicine, April 2009; vol 6.

[2] http://www.webmd.com/smoking-cessation/news/20090427/smoking-is-top-cause-of-preventable-death

[3] Centers for Disease Control and Prevention. "Annual Smoking-Attributable Mortality, Years of Potential Life Lost, and Productivity Losses—United States, 2000–2004." Morbidity and Mortality Weekly Report 2008;57(45):1226–8 [accessed 2011 Mar 11].

[4] Kochanek MA, Xu J, Murphy SL, et al. "Deaths: Final Data for 2009." National vital statistics reports; vol 60 no 3. Hyattsville, MD: National Center for Health Statistics. 2011. [accessed 2012 Dec 6].

[5] CDC http://www.cdc.gov/hiv/resources/factsheets/PDF/HIV_at_a_glance.pdf

[6] Kochanek et al. "Deaths: Final Data for 2009."

[7] World Health Organization. WHO Report on the Global Tobacco Epidemic, 2011External Web Site Icon. Geneva: World Health Organization, 2011 [accessed 2014 Apr 24].

[8] U.S. Department of Health and Human Services (USDHHS). "Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General." Office of the Surgeon General. 2012. Web. 4 Nov. 2014. <http://www.surgeongeneral.gov/library/reports/preventing-youth-tobacco-use/full-report.pdf>.

[9] Jha P, Ramasundarahettige C, Landsman V, Rostron B, Thun M, Anderson RN, McAfee T, Peto R. 21st Century Hazards of Smoking and Benefits of Cessation in the United StatesExternal Web Site Icon. New England Journal of Medicine 2013;368:341–50 [accessed 2014 Apr 24].

[10] US DHHS. "Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General"

[11] Centers for Disease Control and Prevention. "Annual Smoking-Attributable Mortality, Years of Potential Life Lost, and Productivity Losses—United States, 2000–2004."

Surgeon General's 2012 Report Establishes Epidemiological Framework for Considering Smoking in Youth-Rated Movies

In 2012, the US Surgeon General issued a report, *Preventing Tobacco Use Among Youth and Young Adults,*[12] which concluded: "[T]obacco is the leading cause of preventable and premature death, killing an estimated 443,000 Americans each year" and "[C]igarette smoking costs the nation $96 billion in direct medical costs and $97 billion in lost productivity annually."[13] The report notes that a seven-year decline in youth and young adult smoking rates has stalled, and that more than 80% of adult smokers begin smoking by 18 years of age.[14] As summarized by the Surgeon General in the 2014 report, *The Health Consequences of Smoking—50 Years of Progress:*

> The 2012 Surgeon General's report concluded that there is a causal relationship between depictions of smoking in movies and initiation of smoking among young people (USDHHS 2012). The report based this conclusion on a large body of epidemiologic, behavioral, and experimental data. Subsequently, additional evidence shows a dose-response relationship between frequency of exposure to onscreen smoking images in movies and increased risk of smoking initiation (Dal Sin et al. 2011; Hanewinkel et al. 2012; Sargent et al. 2012; Morgenstern et al. 2011, 2013a, b). Additionally, based on the actual mix of films that adolescents viewed, it has been estimated that reducing in-theater exposures from a current median of about 275 annual exposures per adolescent from PG-13 movies down to approximately 10 or less would reduce the prevalence of adolescent smoking by 18% (95% CI, 14–21%) (Sargent et al. 2012).
>
> ***
>
> Youth-rated movies delivered 20.4 billion impressions to domestic theatrical audiences in 2005 (Figure 14.3B). This exposure dropped by 73%, to 5.5 billion in 2010, then rebounded to 14.9 billion impressions in 2012. Of the youth-rated impressions that year, 99% (14.8 billion/14.9 billion) were delivered by PG-13 movies. While R-rated films on average include more smoking than PG-13 films, youth are much less likely to view R-rated films than PG-13 films; as a result, youth receive about three times the absolute exposure to smoking images from PG-13 films than R-rated films (Sargent et al. 2012). In 2012, impressions delivered by youth-rated movies comprised 56% (14.9 billion/26.5 billion) of all in- theater tobacco impressions (Polansky et al. 2012).

The 2012 report, for the first time, provided the Surgeon General's in-depth epidemiological analysis of the public health effects of smoking in movies in inducing smoking among the

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[12] "Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General." Office of the Surgeon General. 2012. Web. 4 Nov. 2014. <http://www.surgeongeneral.gov/library/reports/preventing-youth-tobacco-use/full-report.pdf>. See preface: "Message from Kathleen Sebelius"

[13] Preventing Tobacco Use Among Youth and Young Adults preface: "Message from Kathleen Sebelius"

[14] Preventing Tobacco Use Among Youth and Young Adults i

young people. This included a review of existing studies and literature, and drew conclusions on the issue as a public health matter. For instance, the 2012 report noted:

> Exposure to fictional characters who smoke can create an exaggerated social norm about the prevalence and acceptability of smoking (Sargent et al. 2000). Indeed, longitudinal studies have found that adolescents whose favorite movie stars smoke on screen or who are exposed to a large number of movies portraying smokers are at a high risk of smoking initiation (Sargent et al. 2000; Distefan et al. 2004). For example, among 10- to 14-year- old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to initiate smoking as were those in the lowest quartile (Sargent et al. 2005). Tobacco is also promoted to youth on the Internet through social media and online tobacco retailers and the informal Web sites and chat rooms that glamorize the smoking lifestyle and culture (Ribisl et al. 2003).
>
> * * *
>
> The evidence that parental restrictions on the viewing of R-rated movies translates into lower risk for the onset of their children's smoking has two important implications for policy. First, it is evidence that active intervention to lower the level of exposure to on-screen smoking (the "dose") leads to lower risk of smoking (the "response"), and that intervention to move down the dose- response relationship between exposure to smoking in movies and youth smoking is possible. Second, because youth still receive a substantial amount of their exposure to on-screen smoking from youth-rated (mostly PG-13) films (Figure 5.11), even children of parents who vigorously enforce the R rating will receive substantial exposure to on-screen smoking. This remaining exposure is very important in view of the evidence that the marginal effect of exposure at lower levels is greater than at higher levels (Figure 5.12 and 5.13) and the effects of exposure to on-screen smoking are greater in youth at lower risk of smoking.
>
> * * *
>
> **Summary of Population-Based Studies**
>
> A random effects meta-analysis of the four cross- sectional studies of smoking onset among early adolescents summarized in Figure 5.12 produced a pooled OR [Odds Ratio] of 2.32 (95% CI; 1.98–2.73) for adolescent smoking in the top quartile of exposure to movie smoking compared with the bottom quartile of exposure. Similarly, a random effects meta-analysis of the six longitudinal studies in Figure 5.12 produced a pooled RR of 1.76 (95% CI; 1.31–2.37) for the same comparison. A random effects meta-analysis of the seven studies that addressed later stages of smoking yielded a pooled OR of 1.82 (95% CI; 1.45–2.30). Considering the OR to be an approximation of the RR, a random effects meta-analysis of all 17 studies provided an overall estimate of the risk of smoking as a function of high exposure to movie smoking to be 1.93 (95% CI; 1.64–2.27). In addition, the population-attributable risks for the four studies that provided such estimates (Dalton et al. 2003, 2009; Sargent et al. 2005; Titus-Ernstoff et al. 2008) yielded an overall population-attributable risk fraction of 0.44 for adolescent smoking due to exposure to smoking in movies (Millett and Glantz 2010). Because of the very widespread exposure to smoking in movies, and because movie exposures are not viewed with the same skepticism as marketing messages, some authors suggest that

> movie smoking may account for a larger fraction of the onset of youth smoking than does traditional cigarette advertising (Glantz 2003; Sargent and Hanewinkel 2009; Sargent et al. 2009a).
>
> * * *
>
> An NCI monograph that reviewed influences of the media on tobacco use by youth concluded that exposure to depictions of smoking in movies causes tobacco use among adolescents (NCI 2008). Since that report was issues, multiple population-based cross-sectional studies have provided consistent evidence supporting a causal relationship between exposure to smoking images in movies and smoking among youth in the United States….Cross-sectional and longitudinal population studies have demonstrated an association between exposure to smoking in movies and smoking amount youth in samples of U.S. White and Mexican American adolescents. Research cited in this chapter has shown that the association between exposure to smoking images in movies and youth smoking has a more important effect on the early phases of smoking initiation than on the transition to addiction...
>
> **Conclusions**
>
> **6. <u>The evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people.</u> [Emphasis added]**

The CDC in 2014 consolidated and summarized available information on the magnitude of the public health impact of smoking in children's movies:

> In 2012, the Surgeon General concluded that exposure to onscreen smoking in movies causes young people to start smoking. Because of this exposure to smoking in movies:
>
>> 6.4 million children alive today will become smokers, and 2 million of these children will die prematurely from diseases caused by smoking.
>>
>> Between 2002 and 2013: Almost half (45%) of top-grossing movies in the United States were rated PG-13.
>>
>> 6 of every 10 PG-13 movies (61%) showed smoking or other tobacco use.
>>
>> **Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly 1 in 5 (18%) and prevent one million deaths from smoking among children alive today.[15] [emphasis added]**

The existence of these epidemiological calculations leads inevitably to questions for investors in the major movie houses, including Viacom. What portion of those million deaths can be attributed to Viacom films? The simplest calculus would be to divide the teen and youth viewership among all films rated less than R, and thereby divide the

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[15] "Smoking and Tobacco Use: Smoking in the Movies [fact sheet]. US Centers for Disease Control and Prevention. Web 4 Nov 2014.
http://www.cdc.gov//tobacco/data_statistics/fact_sheets/youth_data/movies/index.htm

million proportionally. But other factors such as the number of times and contexts that smoking appears on screen undoubtedly could affect such a calculation.

As a significant social issue on par with other Staff-recognized social issues such as environmental impacts of hydraulic fracturing, antibiotics in livestock feed, or safety risks of nuclear power, investors are entitled to ask and understand how their investment affects this public health issue. How many excess smoking deaths will be caused by films that Viacom produces and/or distributes?

ANALYSIS

The Proposal addresses a significant policy issue, not excludable as "ordinary business."
The Company asserts that the Proposal is excludable as relating to ordinary business under Rule 14a-8(i)(7). However, the Proposal relates to a significant social policy issue that transcends ordinary business, has a clear nexus to the Company, does not micromanage and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

As the Staff stated in Legal Bulletin 14C: "To the extent that a proposal and supporting statement focus on.... operations that may adversely affect the environment ***or the public's health***, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

The underlying subject matter of the present proposal is the public health impacts of the Company's movies. In the present case, it is clear that the economic and social implications of one million premature deaths, documented by the US Surgeon General, the most authoritative government official identifiable on issues of public health[16], is of a similar magnitude to any other issues presented before the Commission which have been considered significant policy issues and transcended ordinary business.

The issue has ripened as a significant public policy issue since prior staff decisions.
The last time the Staff ruled on this issue was in *Walt Disney Company* (Nov. 30, 2007). What has changed since then and made the present proposal nonexcludable is that the Surgeon General, arguably the most authoritative decision-maker in the US government, has made it

[16] "As the Nation's Doctor, the Surgeon General provides Americans with the best scientific information available on how to improve their health and reduce the risk of illness and injury. In 2010, the Affordable Care Act designated the Surgeon General as the Chair of the newly formed National Prevention Council, which provides coordination and leadership among 20 executive departments with respect to prevention, wellness, and health promotion activities... The Surgeon General is nominated by the President of the United States with advice and consent of the United States Senate for a four-year term of office."
http://www.surgeongeneral.gov/about/index.html

clear that the issue of smoking in movies and its affect on youth smoking is an ***epidemiological*** problem, a public health matter. As noted above, with dozens of pages of detailed analysis and literature review, the 2012 Surgeon General's report drew for the first time the clearly stated public health conclusion:

> 6. The evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people.

The extent to which the issue of smoking in movies has ripened as a public policy issue is demonstrated by the amount of attention to this issue on the internet, and in the media.

A Google search in November 2014 reveals the following statistics on tobacco in movies:

41,600,000 results (41.6 million) for smoking in films"
22,700,000 for "smoking in movies"
1,220,000 results for "cigarettes in movies"

<u>**Media Coverage and Ad Campaigns Highlighting the Debate**</u>
Moreover the media have made this issue a continual and frequent focus of editorials as well as news coverage. Editorials criticizing onscreen smoking have appeared in *The New York Times, Los Angeles Times*,[17] *The Boston Globe*,[18] *USA Today*,[19] *The Christian Science Monitor*,[20] and *Newsday*.[21] As well as continuing coverage by these newspapers, stories about the issue of onscreen smoking have appeared in US[22] media including *Businessweek*,[23] *New York* magazine,[24] *San Francisco Chronicle*,[25] *Scientific American*,[26] *The Atlantic Monthly*,[27]

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[17] The editors. "Smoking in the movies." *Los Angeles Times* 23 Aug. 2008. Web. 4 Nov. 2014. <http://www.latimes.com/opinion/editorials/la-ed-smoking23-2008aug23-story.html>.

[18] The editors. "Don't show any butts in PG-13." *The Boston Globe* 28 Aug. 2010. Web. 4 Nov. 2014. <http://www.boston.com/bostonglobe/editorial_opinion/editorials/articles/2010/08/28/dont_show_any_butts_in_pg_13/>.

[19] The editors. "Smoky 'Rango' leaves bad taste." *USA Today* [McLean, VA] 17 March 2011. Web. 4 Nov. 2014. <http://usatoday30.usatoday.com/news/opinion/editorials/2011-03-16-editorial16_ST1_N.htm>.

[20] The editors. "Why Hollywood movies with smoking scenes need an R rating." *The Christian Science Monitor* [Boston, MA] 23 Aug. 2010. Web. 4 Nov. 2014. <http://www.csmonitor.com/Commentary/Editorial-Board-Blog/2010/0823/Why-Hollywood-movies-with-smoking-scenes-need-an-R-rating>.

[21] The editors. "Deglamorize smoking." *Newsday* [Melville, NY] 26 Nov. 2005. Web. 4 Nov. 2014. <http://www.newsday.com/opinion/deglamorize-smoking-1.564071>.

[22] The editors. "Avatars don't smoke." *The New York Times* 7 January 2010. Web. 4 Nov. 2014. <http://www.nytimes.com/2010/01/08/opinion/08fri4.html>.

[23] Roberts, Dexter. "China's Movies are Still Clouded with Smoking." *Businessweek*, 21 May 2014. Web. 4 Nov. 2014. <http://www.businessweek.com/printer/articles/202250-chinas-movies-are-still-clouded-with-cigarette-smoke>

[24] Edelstein, David. "When humans fight back." *New York*, 29 July 2011. Web. 4 Nov. 2014. < http://nymag.com/movies/reviews/cowboys-and-aliens-edelstein-review-2011-8/>.

[25] Colliver, Victoria. "UCSF: Films Subsidized by State Subsidize Smoking." *San Francisco Chronicle*, 24 Aug. 2011. Web. 4 Nov. 2014. <http://www.sfgate.com/bayarea/article/UCSF-Films-subsidized-by-state-promote-smoking-2333842.php>.

[26] Khamsi, Roxanne. "Smoking is a Drag at the Box Office." *Scientific American*, 10 Oct. 2011. Web. 4 Nov. 2014. < http://www.scientificamerican.com/article/smoking-drag-movie-profits/>.

The Philadelphia Enquirer,[28] *The Wall Street Journal,*[29] *Time,*[30] *CBS,*[31] *CNN,*[32] *PRI,*[33] and *Associated Press.*[34] International coverage has included original reporting in *China Daily, Daily Mail* (UK), *Financial Times* (UK), *Reuters, The Globe and Mail* (Toronto), The Guardian (UK), *The Independent* (UK), *The Telegraph* (UK), and *The Times of India.*

See **Appendix 4** for recent quotes from various mainstream and entertainment media sources.

In addition to extensive media coverage, from 2008 to 2014, the NGO Smoke Free Movies published 51 distinct full-page ads (93 total placements) in The New York Times, Variety, State Legislatures, The Hollywood Reporter, and Roll Call.[35] See examples in Appendix 3. These ads feature title statements such as "One little letter (R) will save 1 million lives" and "Why has smoking in kid-rated movies DOUBLED since 2010?". One ad states:

> "Hollywood makes two-thirds of its money outside the US. So when a major studio releases a movie with smoking… [i]t puts millions of children at physical risk in other countries… *[Transformers: Age of Extinction's]* cigar-chomping Autobot Hound, voiced by John Goodman, has delivered 1.5 billion tobacco impressions to US moviegoers—and at least 2.6 billion tobacco impressions to audiences in China. Total: 4.1 billion."[36]

One ad run addressed the public policy issue of state subsidies for movies, including those that deliver tobacco impressions to kids:

> "Indiscriminate film subsidies undermine efforts to keep kids from starting to smoke and to avert billions in health costs… **In July 2012, setting the example,**

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[27] Kruhly, Madeleine. "This Film Is Rated 'R' for Smoking." *The Atlantic Monthly*, 11 July 2012. Web. 4 Nov. 2014. < http://www.theatlantic.com/health/archive/2012/07/this-film-is-rated-r-for-smoking/259690/>.

[28] Golden, Janet. "Check-up: Pa. Subsidizes Films with Smoking." *The Philadelphia Enquirer*, 22 Jan. 2014. Web. 4 Nov. 2014.
http://www.philly.com/philly/health/20140126_Check_Up__Pa__subsidizes_films_featuring_smoking.html.

[29] Schwartzel, Erich. "Coming Soon to a Theater Near You: E-Cigarettes." *The Wall Street Journal* [New York City] 14 Sept. 2014. Web. 4 Nov. 2014. <http://online.wsj.com/articles/coming-soon-to-theaters-near-you-e-cigarettes-1410748204>.

[30] Sifferlin, Alexandra. "Should Movies with Smoking be Rated 'R'?" *Time,* 9 July 2012. Web. 4 Nov. 2014. <http://healthland.time.com/2012/07/09/should-movies-with-smoking-be-rated-r/>.

[31] Git, Aliah. "Golden Globes' Sexy Portrayal of E-Cigarettes Makes Lawmakers Smolder." CBS: *CBS This Morning*, 16 Jan. 2014. Web. 4 Nov. 2014. <http://www.cbsnews.com/news/golden-globes-sexy-portrayal-of-e-cigarettes-makes-lawmakers-smolder/>.

[32] Tapper, Jake. "Surgeon General: 'Sex and the City,' Movies that Glamorize Lighting Up Play a Factor in Rise in Smoking." CNN: *The Lead*, 17 Jan. 2014. Web. 4 Nov. 2014. <
http://thelead.blogs.cnn.com/2014/01/17/surgeon-general-report-smoking-sex-and-the-city/>.

[33] Hockenberry, Bill. "Is the Tobacco Lobby Losing Its Grip?" Public Radio International: *The Takeaway*, 6 Feb. 2014. Web. 4 Nov. 2014. http://www.thetakeaway.org/story/future-tobacco-industry/.

[34] Stobbe, Mike. "Movie Companies Snuff Onscreen Smoking." Associated Press, 15 July 2011. Web. 4 Nov. 2014. < http://seattletimes.com/html/entertainment/2015609080_apussmokingmovies.html>.

[35] Smoke Free Movies. "Our Ads." UCSF School of Medicine. Web. 20 Nov. 2014.
http://www.smokefreemovies.ucsf.edu/ourads

[36] See: "Ninety-eighth ad in series" Date First Published: July 30, 2014

> **Washington State's Attorney General petitioned for a rule change to block movies with smoking from getting state tax credits.**"[37] See Appendix 2.

Another ad features a statement from the CDC in 2012, declaring that:

> "We all have a responsibility to prevent youth from becoming tobacco users, and the movie industry has a responsibility to protect our youth from exposure to tobacco use and other pro-tobacco imagery in movies that are produced and rated appropriate for children and adolescents. Eliminating tobacco imagery in movies is an important step that should be easy to take."[38]

One of the ads is titled "Six powerful media companies have delivered 850,000 American kids to the tobacco industry"; the ad goes on to describe the share of total tobacco impressions attributed to each movies studio from 2007-2012, the ad goes on to describe the share of total tobacco impressions attributed to each movie studio from 2007-2012, attributing to Viacom 9.9 billion impressions, and stating that the "share of American kids recruited to smoke" attributed to Viacom in that time period is 165,000.[39] This series of ads, running primarily in Hollywood trade publications and increasing in frequency in the last few years, demonstrates that the public debate over tobacco imagery in kid-rated films is only increasing in significance.

Engagement in widespread debate by institutions and NGO's

All major medical associations, as well as public health and parental organizations, regularly take action in opposition to smoking in youth rated movies. These include the following[40]:

World Health Organization
American Academy of Allergy, Asthma, and Immunology
American Academy of Pediatrics
American Heart Association
American Legacy Foundation
American Lung Association
American Medical Association
American Medical Association Alliance
Americans for Nonsmokers Rights
American Public Health Association
Breathe California
British Columbia Healthy Living Alliance
California School Nurses Association
Canadian Cancer Society
Campaign for Tobacco-Free Kids
European Network for Smoking and Tobacco Prevention

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[37] See: "Eighty-eighth ad in series" Date First Published: August 1, 2012
[38] See: "Ninetieth ad in series" Date First Published: November 14, 2012
[39] See: "Ninety-fourth ad in series" Date First Published: July 16, 2013
[40] Smoke Free Movies. "Endorsers." UCSF School of Medicine. Web. 20 Nov. 2014. http://www.smokefreemovies.ucsf.edu/solution/index.html#Endorsers

Los Angeles Department of Health Services
National Network on Tobacco Prevention and Poverty
New York State Department of Health
New York State PTA
Oklahoma State PTA
Ontario Lung Association
Society for Adolescent Medicine
US Centers for Disease Control and Prevention
US Public Interest Research Group

Medical and health organizations have:

• Protested to individual companies around particular kid-rated films with tobacco

> Example: American Academy of Pediatrics spoke with Paramount (Viacom) executives about the smoking in the animated film Rango (PG, 2011).[41]
>
> Example: Groups joined State Attorney Generals in demanding changes in advertising and promotion of Universal (Comcast) film Rush (R, 2013) because of heavy Marlboro brand display.[42]

• Signed public statements and paid advertisements promoting new research findings and furthering policy demands on the movie industry.[43]

• Health organizations have also taken strong "amend or oppose" positions on California film subsidies.[44]

• Health experts from Legacy and other groups have testified in Congress about the urgency of kids' exposure to on-screen smoking.[45]

• Representatives of health groups met with the Motion Picture Association of America in 2012, soon after Sen. Chris Dodd was hired as president.

<u>Health Officials Join the Debate</u>

• New York State Department of Health — Commissioner met with MPAA representative, signed full-page ads in NYT and WSJ.

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[41] "Paramount's Rango, PG with Smoking, Poses Risk to Children." American Academy of Pediatrics. 7 March 2001. Web. 21 Nov. 2014. http://www.aap.org/en-us/about-the-aap/aap-press-room/Pages/Paramount's-Rango,-PG-with-Smoking,-Poses-Risk-to-Children.aspx

[42] "Health groups and AGs call on Universal to drop tobacco use and brand depiction from promo materials for movie "Rush"." Center for Tobacco Control Research and Education at the University of California San Francisco. 27 July 2013. Web. 21 Nov. 2014. http://www.tobacco.ucsf.edu/health-groups-and-ags-call-universal-drop-tobacco-use-and-brand-depiction-promo-materials-movie-rush

[43] Ad featuring president of AMA Alliance: http://www.smokefreemovies.ucsf.edu/pdf/sfm_ad38.pdf

[44] See http://www.ucsf.edu/news/2011/08/10492/taxpayer-film-subsidies-promote-youth-smoking

[45] See http://www.legacyforhealth.org/newsroom/press-releases/american-legacy-foundation-r-testifies-before-congress-about-smoking-images-in-the-media

• State health departments of Arkansas, California, Indiana, Ohio, Vermont, New York and others have backed youth education campaigns against movie smoking, with youth mobilized to pressure the industry. New York State campaign generated 200,000 postcards to Hollywood in one year.

• US CDC has made movie smoking a "core surveillance indicator" for the United States because of its direct impact on public health. CDC monitors levels of smoking in films and the performance of different media companies, and publishes annual reports online.[46]
See the latest online fact sheet at:
http://www.cdc.gov/tobacco/data_statistics/fact_sheets/youth_data/movies/

International Policy Debate

• The World Health Organization (WHO) is preparing its third edition of Smoke-free movies: *From evidence to action — a fact book and policy guide for governments worldwide.*

• WHO says movie smoking and public subsidy of movies with smoking violate Article 13 of the Framework Convention on Tobacco Control, the first international health treaty.[47]

• India is enforcing its regulations to bar tobacco brands from entertainment media and require strong anti-tobacco messages before and during movies with smoking.

• China has published regulations that make smoking a factor in state subsidies for media productions; these standards also apply to the import of films. China is the fastest growing movie market in the world and a key part of US studio business plans.

• In Canada's two main film centers, British Columbia and Ontario, often hosts to US film production, broad coalitions of public health groups and (in Ontario) NGOs and local health agencies have endorsed the Smokefree Movie policy goals. Ontario groups are in dialogue with the provincial rating authority. In 2014, the provincial tobacco research center published a 10-year analysis showing that most US R-rated films with smoking are dumped into Ontario's youth market with less restrictive ratings.[48]

Prior Staff Decisions Were Issued Prior to Surgeon General's 2012 Epidemiological Analysis of Smoking in Youth Rated Movies as a Specific Public Health Problem

Prior Staff decisions on smoking in movies do not control the current Proposal. The Company's letter references prior Staff decisions on smoking in movies in which the Staff concluded that proposals were excludable under Rule 14a-8(i)(7). Those decisions were issued prior to the Surgeon General's 2012 conclusion regarding the causality of smoking in movies

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[46] CDC announcement at http://www.cdc.gov/pcd/issues/2012/12_0261.htm
[47] For FCTC, see http://www.who.int/fctc/en/; For WHO guidelines, see http://www.who.int/tobacco/publications/marketing/smoke_free_movies_2nd_edition/en/
[48] For Ontario report, see http://otru.org/wp-content/uploads/2014/05/OTRU-Smoking-in-Movies.pdf; For Ontario polling on support for adult rating, see http://otru.org/ontario-adult-support-restricted-ratings-movies-showing-smoking/

leading to young people smoking, and to a large number of smoking deaths. Today the public health issue at the center of this controversy is a significant social policy issue which transcends ordinary business.

Public health concerns transcend ordinary business.

The present issue is directly analogous to another public health issue which has been found by Staff to transcend ordinary business. In *Tyson Foods* (Nov. 25, 2009) the Staff found that a proposal relating to the use of antibiotics in raising livestock was a matter of ordinary business. How livestock are raised and what they are fed is a day-to-day technical matter requiring significant managerial expertise. However, after reflection upon the public health implications—the increasing recognition that the use of antibiotics in raising livestock raised significant public health concerns potentially affecting a substantial portion of the population, the Staff reconsidered its view and found this public health controversy to transcend ordinary business. Accordingly, on reconsideration in *Tyson Foods* (Dec. 15, 2009) the Staff found that Tyson could not omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

The magnitude of health concerns involved in the antibiotic resistance issue was of a similar magnitude to the present issue. In the case of antibiotics use, it was anticipated that the creation of antibiotic resistance could affect wide portions of the population, even though the proponents did not estimate with specificity exactly how many people would be affected.

In contrast to the antibiotics in livestock feed issue, with youth smoking due to the appearance of tobacco in movies, the very high level of public health impact has been clearly articulated. The current U.S. federal government estimate is that smoking in youth rated movies will cause one million premature deaths. Even this figure does not reflect the total health impact—for every premature death there will be many more people for whom health impairment will result, short of causing death.

There is no doubt that the magnitude of health impact caused by smoking in movies is at a similar and probably greater level than that which caused the Tyson reconsideration. Thus, the outcome should be the same in the present matter.

Prior proposals on smoking in movies that were excluded requested content-impacting disclosures, such as plans to modify content. The present proposal does not.

In *The Walt Disney Company* (December 7, 2004) the Staff granted the Company no-action relief on a proposal that included a request for disclosure of any plans to minimize the future impact on adolescents. The Staff reaffirmed its position with respect to nearly identical proposals in *General Electric Company* (January 10, 2005) and in Time Warner, Inc. (January 21, 2005) (request for no-action relief simultaneously withdrawn). Similarly, in *Time Warner, Inc.* (February 6, 2004), the Staff granted no-action relief on a proposal requiring Time Warner to form a committee to study the link between tobacco use by teens with tobacco use in youth-rated movies. The 2005 proposal requested a committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. However, the 2005 proposal went on to very clearly attempt to address content of films:

> If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:
>
> 1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;
> 2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"
> 3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;
> 4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and
> 5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

In contrast to the above-cited letters, the shareholder Proposal steers clear of attempting to influence content, therefore rendering the shareholder Proposal nonexcludable under Rule 14a-8(i)(7).

Nexus of this issue to the Company.

It is clear that the public health impacts of smoking in movies have a nexus to the company. Viacom's Paramount studio adopted a policy addressing tobacco depictions in its films in 2013. The company's youth-rated movies released in 2013 included 80 percent fewer tobacco incidents than in 2010, on average, and audience exposure dropped 90 percent. In 2014, however, Transformers: Age of Extinction (PG-13) delivered 1.7 billion tobacco impressions to Paramount's domestic audience — nearly as many as all of Paramount youth-rated films in 2010.

The Proposal does not, despite the Company's assertions, micromanage the Company's ordinary business.

Requesting detailed analysis and disclosure of company's impact on a significant policy issue does not constitute micromanagement, nor does describing parameters for a shareholder report including key reference sources or other guidelines including timetable for delivery of the report. Staff decisions include many examples of proposals describing needed analyses (at reasonable cost) to assess a Company's impact on the environment, public health or other social welfare implications. The suggestions in the Proposal of available data sources helps to avoid a claim of vagueness or difficulty in knowing how to implement the proposal. It demonstrates that data is readily available to accomplish the requested analysis.

As the Commission indicated in Exchange Act Release No. 34-40018 (May 21, 1998) micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the present instance, the Proposal does not prescribe methods or timing of implementation to the degree that has been found to represent micromanagement. Compare, *Duke Energy Carolinas, LLC* (Feb. 16, 2001) where the proposal asked the company's board of directors to take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to 0.15 pounds of nitrogen oxide per million BTUs of heat input by a certain year. See also, *Amazon.com, Inc.* (March 20, 2013) where the proposal asked the board of directors to develop a highly specific process in an attempt to evaluate proxy advisors specifying such information as the date by which the proxy advisor competition would be "announced and open for entries," the amount of the entry fee, $2,000, to be paid by the entrants, as well as the specific information that entrants would need to provide to enter the competition, the specific dollar amounts of the prizes (presumably to be paid by the Company) to contestants that finish in first, second, third and fourth place.

In contrast to these examples of micromanagement, there are many instances of shareholder proposals requesting that companies develop detailed disclosure reports which are not deemed to be micromanagement. See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing 1. the environmental impact of hydraulic fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, the proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards. Nevertheless it was not found to micromanage. The current Proposal is even less detailed in its request, and does not micromanage.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Christa A. D'alimonte
Mike Crosby
Cathy Rowan

APPENDIX 1

RESOLUTION TEXT

Public Health Risks Associated with Smoking in Youth-Friendly Films

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating…could eliminate…and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

Viacom's Paramount studio recognized this significant social issue, adopting a policy in 2013. The company's youth-rated movies released in 2013 included 80 percent fewer tobacco incidents than in 2010, on average, and audience exposure dropped 90 percent. In 2014, however, *Transformers: Age of Extinction* (PG-13) delivered 1.7 billion tobacco impressions to Paramount's domestic audience — nearly as many as all of Paramount youth-rated films in 2010.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco

APPENDIX 2

WASHINGTON STATE ATTORNEY GENERAL PETITION FOR RULEMAKING
TO CURTAIL STATE SUBSIDIES TO MOVIES WITH SMOKING

Rob McKenna
ATTORNEY GENERAL OF WASHINGTON
800 Fifth Avenue #2000 • Seattle WA 98104-3188

July 10, 2012

Mr. Nick Demerice
Rules Coordinator
Washington State Department of Commerce
1011 Plum Street SE
PO Box 42525
Olympia, WA 98504-2525

RE: **Petition for Rulemaking**

Dear Mr. Demerice:

Pursuant to RCW 34.05.330(1), enclosed please find a petition for the amendment of an existing administrative rule. As explained in the petition, we are requesting an amendment to WAC 130-20-020 ("Eligibility criteria and guidelines"). In broad terms, we are asking that the criteria for awarding state subsidies for the production of movies and television shows be informed by public health evidence regarding the effects of on-screen smoking on youth tobacco use, and the state's strong public policy of reducing youth tobacco addiction. More specifically, we are seeking an amendment to the subsidy criteria to provide that productions with tobacco imagery or reference will not be eligible for funding. This letter will provide background information and an explanation of our request.[1]

<u>Background:</u>

Under RCW 43.365, the legislature established a motion picture competitiveness program. This program provides funding assistance for feature film, television and commercial projects. The criteria under which funding assistance is awarded are contained in WAC 130-20-020 ("Eligibility criteria and guidelines").[2] Currently, these criteria do not explicitly address movies or television shows in which smoking is depicted. Thus, it is possible for such productions to receive state subsidies. This is highly problematic.

There is clear evidence that smoking in movies increases the risk of youth initiation of smoking and progression to established smoking, with the concomitant risks of addiction, disease and premature death.

[1] This petition is substantially similar to the petition that we filed last year with the Department of Commerce. The Department denied that petition on the basis that the legislature's de-funding of the film subsidy program subsequent to our submission of the petition rendered the issue moot.

[2] *See* WAC 130-20-001 ("The department of [commerce] is charged with developing criteria to be used by a motion picture competitiveness program in determining funding assistance to productions that use Washington state as a location for film and video production.")

Numerous respected public health authorities, including the U.S. Surgeon General,[3] the World Health Organization,[4] the U.S. Institute of Medicine,[5] and the U.S. National Cancer Institute[6] have concluded that exposure to tobacco imagery on screen causes kids to start smoking and progress to regular, addicted smoking. Pooling the results of four longitudinal population studies in the United States that controlled for confounding factors,[7,8,9,10] the most recent published estimate is that approximately 44% of youth smoking is attributable to exposure to on-screen smoking.[11] Based on this research, we can estimate that in Washington more than 20,000 adolescents 12–17 are smoking because of their exposure to on-screen tobacco imagery.[12] Of this group, 6,000–7,000 will die prematurely from tobacco-induced diseases.[13]

The inescapable connection between smoking in movies and youth smoking has drawn the attention of national public health officials. The U.S. Department of Health and Human Services has made reducing youth exposure to on-screen smoking a priority in its new strategic action plan.[14] The Surgeon General's recent report details the manner in which on-screen smoking results in youth smoking. For example, the report notes that:

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[3] U.S. Department of Health and Human Services (2012). Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General. Atlanta, GA: U.S. Department of Human Services, Centers for Disease Control and Prevention, National Center for Chronic Disease Prevention and Health Promotion, Office on Smoking and Health ("Surgeon General's Report").

[4] World Health Organization (2011), *Smoke-free Movies: From Evidence to Action* (2d ed.). Geneva, Switzerland: World Health Organization., *available at* http://www.who.int/tobacco/publications/marketing/smoke_free_movies_2nd_edition/en/.

[5] Institute of Medicine, *Ending the Tobacco Problem: A Blueprint for the Nation*, National Academies Press, Washington DC (May 24, 2007), *available at* http://www.iom.edu/Reports/2007/Ending-the-Tobacco-Problem-A-Blueprint-for-the-Nation.

[6] National Cancer Institute, *Monograph 19: The Role of the Media in Promoting and Reducing Tobacco Use: "Chapter 10: Role of Entertainment Media in Promoting or Discouraging Tobacco Use"* (2009), *available at* http://cancercontrol.cancer.gov/tcrb/monographs/19/monograph19.html.

[7] Madeline A. Dalton et al., *Effect of Viewing Smoking in Movies on Adolescent Smoking Initiation: a Cohort Study*, 362 Lancet 281-5 (2003), *available at* http://www.smokefreemovies.ucsf.edu/pdf/Dalton-Lancet.pdf.

[8] Madeline A. Dalton et al., *Early Exposure to Movie Smoking Predicts Established Smoking by Older Teens and Young Adults*, 123(4) Pediatrics e551-8 (2009), *available at* http://pediatrics.aappublications.org/cgi/reprint/123/4/e551.

[9] Linda Titus-Ernstoff et al., *Longitudinal Study of Viewing Smoking in Movies and Initiation of Smoking by Children*, 121(1) Pediatrics 15-21 (2008), *available at* http://pediatrics.aappublications.org/cgi/reprint/121/1/15.

[10] James D. Sargent et al., *Exposure to Movie Smoking: Its Relation to Smoking Initiation Among US Adolescents*, 116 Pediatrics 1183-1191 (2005), *available at* http://pediatrics.aappublications.org/cgi/reprint/116/5/1183.

[11] Christopher Millett and Stanton A. Glantz, *Assigning an "18" Rating to Movies with Tobacco Imagery is Essential to Reduce Youth Smoking*, 65(5) Thorax 377-378 (2010).

[12] Calculated on 0.44 attributable risk and Washington population past-month cigarette smokers 12-17. SAMSHA, Center for Behavioral Health Statistics and Quality (2012). National Survey on Drug Use and Health (NSDUH), 2008 and 2009. Table 14: Cigarette Use in Past Month, by Age Group and State: Estimated Numbers (in Thousands), Annual Averages Based on 2008 and 2009 NSDUHs. *Available at* http://www.samhsa.gov/data/2k9State/AppB.htm.

[13] Tobacco-induced mortality among smokers is 32%. BRFSS Coordinators. Projected Smoking Related Deaths Among Youth—United States. MMWR 1996; 45:971-74.

[14] *See* U.S. Department of Health and Human Services, *Ending The Tobacco Epidemic—A Tobacco Control Strategic Action Plan For The U.S. Department of Health And Human Services* (November 10, 2010), at 21 (through plan department will "[p]romote reductions in youth exposure to onscreen smoking").

"[I]mages of smoking in the entertainment media, particularly movies, have created a prosmoking environment that causes the initiation of smoking and its continued use."[15]

"Exposure to fictional characters who smoke can create an exaggerated social norm about the prevalence and acceptability of smoking (citation omitted)."[16]

"Adolescents today are highly exposed to entertainment media, which—because they present smoking in the context of a story rather than as a commercial presentation—tend to dispel the skepticism that would attend a commercial presentation."[17]

"Because some image-based advertising has been eliminated by the Master Settlement Agreement [MSA], images of smoking in movies and television may today be some of the more potent media-delivered smoking seen by U.S. children and adolescents."[18]

State Attorneys General have similarly called attention to the major public health implications of on-screen smoking. In a recent letter to numerous movie studios, 38 Attorneys General characterized the addiction and premature death resulting from on-screen smoking as a "colossal, preventable tragedy" and reminded the studios that "[e]ach time the [film] industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring to children who watch it."[19]

The Tobacco Master Settlement Agreement, executed in 1998, prohibits participating manufacturers from placing their brands in movies. However, tobacco imagery in movies continues to be a pervasive and problematic phenomenon. Of the 139 top-grossing films released to U.S. theaters in 2010, 45% included tobacco imagery including 43% of films rated PG-13.[20] Nationally, sixty-six percent of the value of public film subsidies granted to top-grossing films went to films with smoking.[21]

Any public subsidy of entertainment products that influence kids to smoke runs counter to the intent of the MSA. It is also contrary to Washington State's own strong public policy of reducing and preventing youth tobacco addiction. Washington has long been a national leader in countering youth tobacco addiction. To expend public money on subsidies for film and television productions that depict smoking would undercut the state's public health policy, and ultimately cost the state millions of dollars in health

---

[15] *See* Surgeon General's Report, at 851-52.

[16] *Id.* at 438.

[17] *Id.* at 564.

[18] *Id.* at 574.

[19] A copy of the letter and the list of executives to whom it was sent is available at: http://naag.org/sign-on_archive.php.

[20] Glantz SA, Titus K, Mitchell S, Polansky JR, Kaufmann R, Bauer U., *Smoking in top-grossing movies — United States, 2010*, MMWR 60: 909-913, *available at* http://www.cdc.gov/mmwr/preview/mmwrhtml/mm6027a1.htm?s_cid=6027al_w.

[21] Millett C, Polansky JR, Glantz SA, (2011) Government Inaction on Ratings and Government Subsidies to the US Film Industry Help Promote Youth Smoking. PLoS Med 8(8): e1001077. Doi:10.1371/journal.pmed.1001077. *Accessible at* http://www.plosmedicine.org/article/info%3Adoi%2F10.1371%2Fjournal.pmed.1001077.

care expenses and lost productivity.[22] Indeed, the CDC has now urged state policy makers "to harmonize their state movie subsidy programs with their tobacco-control programs by limiting eligibility for subsidies to tobacco-free movies."[23] Moreover, given the severe reduction in the state's Tobacco Prevention and Control Program budget,[24] to spend state funds on entertainment products that cause kids to smoke would aggravate an already serious public health problem.

Specific Request for Rule Amendment

On the basis of the concerns noted above, we are requesting (as set forth in the attached Petition for Rule Amendment and the attachment thereto) that the Department of Commerce amend WAC 130-20-020.

Sincerely,

ROBERT J. FALLIS
Assistant Attorney General

RJF:rp
Enclosures

---

[22] The Department of Health estimates that private and public expenditures for tobacco-related health care services totaled more than $1.9 billion in 2009, and that tobacco-related lost worker productivity cost an estimated $1.8 billion. *See* Washington State Department of Health, Tobacco Prevention and Control Program, Progress Report March 2011 (DOH Pub. 340-165). A study of film subsidies in Canada estimates that every dollar spent on subsidizing U.S. film production there, including films with smoking, exacts $1.70 in tobacco-related health care and lost productivity costs. *See* Jonathan Polansky, *Tobacco Vector: How American Movies, Canadian Film Subsidies and Provincial Rating Practices Will Kill 43,000 Canadian Teens Alive Today—and What Canadian Governments Can Do About It*, Physicians for Smoke-Free Canada, Ottawa, Ontario (August 2010), *available at* http://www.smoke-free.ca/pdf_1/2010/Tobaccovector.pdf.

[23] MMWR 60: 909-913.

[24] Current fiscal year funding for tobacco control is approximately $2.5 million, down from approximately $12 million per year in the 2009-2011 biennium and approximately $26 million per year for several years prior to that.

PETITION FOR ADOPTION, AMENDMENT, OR REPEAL OF A STATE ADMINISTRATIVE RULE

Print Form

In accordance with RCW 34.05.330, the Office of Financial Management (OFM) created this form for individuals or groups who wish to petition a state agency or institution of higher education to adopt, amend, or repeal an administrative rule. You may use this form to submit your request. You also may contact agencies using other formats, such as a letter or email.

The agency or institution will give full consideration to your petition and will respond to you within 60 days of receiving your petition. For more information on the rule petition process, see Chapter 82-05 of the Washington Administrative Code (WAC) at http://apps.leg.wa.gov/wac/default.aspx?cite=82-05.

CONTACT INFORMATION *(please type or print)*

Petitioner's Name: Robert J. Fallis, Assistant Attorney General

Name of Organization: State of Washington, Office of the Attorney General

Mailing Address: 800 Fifth Avenue, Suite 2000

City: Seattle State: WA Zip Code: 98104-3188

Telephone: (206) 389-3888 Email: rustyf@atg.wa.gov

COMPLETING AND SENDING PETITION FORM

- Check all of the boxes that apply.
- Provide relevant examples.
- Include suggested language for a rule, if possible.
- Attach additional pages, if needed.
- Send your petition to the agency with authority to adopt or administer the rule. Here is a list of agencies and their rules coordinators: http://www.leg.wa.gov/CodeReviser/Documents/RClist.htm.

INFORMATION ON RULE PETITION

Agency responsible for adopting or administering the rule: Department of Commerce

☐ **1. NEW RULE - I am requesting the agency to adopt a new rule.**

☐ The subject (or purpose) of this rule is: ______

☐ The rule is needed because: ______

☐ The new rule would affect the following people or groups: ______

☒ 2. AMEND RULE - I am requesting the agency to change an existing rule.

List rule number (WAC), if known: 130-20-020

☒ I am requesting the following change: Please see attached suggested rule language.

☒ This change is needed because: In its current form, this rule allows the state to subsidize movie and television productions that depict or refer to tobacco use. The depiction of smoking in movies results in youth initiation of smoking, and progression to regular, addicted smoking.

☒ The effect of this rule change will be: To prohibit state subsidies of motion picture productions that depict or refer to tobacco use.

☐ The rule is not clearly or simply stated: __________

☐ 3. REPEAL RULE - I am requesting the agency to eliminate an existing rule.

List rule number (WAC), if known: __________

(Check one or more boxes)

☐ It does not do what it was intended to do.

☐ It is no longer needed because: __________

☐ It imposes unreasonable costs: __________

☐ The agency has no authority to make this rule: __________

☐ It is applied differently to public and private parties: __________

☐ It conflicts with another federal, state, or local law or rule. List conflicting law or rule, if known: __________

☐ It duplicates another federal, state or local law or rule. List duplicate law or rule, if known: __________

☐ Other (please explain): __________

WAC 130-20-020

Agency filings affecting this section

Eligibility criteria and guidelines.

(1) To qualify for funding assistance, the applicant must:

(a) Certify that it is not engaged, to any extent, in the production of erotic material, as defined in RCW 9.68.050.

(b) The end credits of a film production must acknowledge that the production was filmed in Washington state. The type and style of acknowledgment shall be negotiated between the motion picture competitiveness board and the production company.

(c) Agree to pay all obligations the film production company incurs in Washington state.

(d) Complete a survey as required in WAC 130-20-060 and file it with the department following the completion of the part of the project covered by the contract with the competitiveness board and before distribution of the funding assistance.

(e) Make every effort to maximize the hiring of local cast, crew and support services.

(f) Make industry standard payments for health insurance and a retirement plan for those positions typically covered by a collective bargaining agreement; and

(g) Certify that no production will depict or refer to any tobacco product or non-pharmaceutical nicotine delivery device or its use, associated paraphernalia or related trademarks or promotional material; and

(gh) Enter into a contract with the motion picture competitiveness program accepting the terms above.

(2) The following activities are considered, but not limited to, qualified expenditures, provided the expenditure occurs in Washington state:

(a) Production costs include costs for preproduction, production and postproduction.

(b) Salaries of Washington state residents who are cast and crew, including wages and payments for health insurance and retirement plans, or fees of Washington state residents to include talent, management and labor.

(c) Cost of set construction and operations, wardrobe, make-up, accessories, location fees and related services.

(d) Costs associated with photography, sound synchronization, lighting and related services and materials.

(e) Renting or leasing vehicles, equipment or facilities.

(f) In-state food, lodging, and per diems.

(g) Agency fees for insurance coverage and bonding if purchased from Washington state-based insurance agent.

(h) Postproduction expenditures directly attributable to the production of a motion picture or commercial for services including, but not limited to: Editing and related services, film processing, transfers of film to tape or digital format, sound mixing, computer graphics services, special effects, animation services, and music.

(i) Legal and accounting fees and expenses related to the production's activities in Washington state, provided such services are performed by Washington state licensed attorneys or accountants.

(j) "Preproduction" means costs for standard activities directly related to the production, which are incurred prior to the first day of principal photography for a motion picture.

(k) Other direct or indirect costs of producing a film in accordance with the generally accepted entertainment industry practices if expenditures occurred in the state of Washington.

(l) Other costs the competitiveness program believes add economic benefit to the state of Washington.

(3) The board is encouraged to consider the following when considering certifying a production for funding assistance:

(a) The additional income and tax revenue to be retained in the state for general purposes.

(b) Creation and retention of family wage jobs that provide health insurance and payments into a retirement plan.

(c) The impact of projects to maximize in-state labor and use of in-state film production and film postproduction companies.

(d) The impact on the local economy and the state economy as a whole.

APPENDIX 3

EXAMPLES OF RECENT ADVERTISEMENTS APPEARING IN MAINSTREAM AND ENTERTAINMENT INDUSTRY PUBLICATIONS

2008-2014

IT'S OFFICIAL. **On August 22, 2014, the U.S. Centers for Disease Control and Prevention (CDC) reported:**

"Because of exposure to smoking in movies, 6.4 million children alive today will become smokers, and 2 million of these children will die prematurely from diseases caused by smoking...

"Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly 1 in 5 and prevent one million deaths from smoking among children alive today."

Health professionals and public polls agree:

All future films with tobacco imagery should be R-rated, with two categorical exceptions:

- If they portray actual people who actually smoked (as in documentaries and biographical dramas) or
- If they unambiguously depict the serious health consequences of tobacco use.

The only questions left: How soon will the U.S. film industry start saving a million lives? Why not now?


One little letter R
will save 1 million lives.

Smoking in movies kills in real life. Smokefree Movie policies—the R-rating, anti-tobacco spots, certification of no payoffs, and an end to brand display—are endorsed by the World Health Organization, American Medical Association, American Academy of Pediatrics, American Heart Association, American Lung Association, Americans for Nonsmokers' Rights, American Public Health Association, Breathe California, Campaign for Tobacco-Free Kids, Legacy, Los Angeles County Dept of Public Health, New York State Dept of Health, New York State PTA, and many others. This ad is sponsored by Smokefree Movies, UCSF School of Medicine, San Francisco, CA 94143-1390.

SMOKE FREE MOVIES
smokefreemovies.ucsf.edu

Source: U.S. Centers for Disease Control and Prevention. Smoking in the Movies. cdc.gov/tobacco/data_statistics/fact_sheets/youth_data/movies

Ninety-ninth ad in series
Publication: Variety
Date First Published: September 23, 2014 and the The Hollywood Reporter on October 1, 2014.

[One in a Series]

IN CHINA AND AMERICA, 4.1 BILLION MORE REASONS TO RATE SMOKING "R."



Transformers: Age of Extinction (PG-13): *Hound, an alien robot warrior, puffs on a large cigar throughout the film. Paramount Pictures adopted a policy against smoking in its youth-rated films while Transformers was in pre-production. That policy didn't protect kids. The R-rating will.*

Hollywood makes two-thirds of its money outside the US. So when a major studio releases a movie with smoking, it not only hurts American kids. It puts millions of children at physical risk in other countries.

The latest example? Viacom's *Transformers: Age of Extinction*, a Michael Bay movie based on Hasbro dolls, has sold more tickets in China than in the United States.

As a result, the film's cigar-chomping Autobot Hound, voiced by John Goodman, has delivered *1.5 billion* tobacco impressions to US moviegoers—and at least *2.6 billion* tobacco impressions to audiences in China. Tota: 4.1 billion.

Studies in 12 nations agree: Every time a child is exposed to on-screen smoking, it boosts that child's risk of tobacco addiction and early death.

The multinational tobacco industry has long used movies to sell smoking. Today, smoking erupts in dozens of kid-rated movies each year, including fantasy, futuristic and animated films (like Viacom's PG-rated *Rango* in 2010). And cigars, which are easier to see on small, mobile screens and subject to looser marketing rules, are showing up in more PG-13 films. It's no accident.



A short history of Hound: *Tobacco-free from 1984 until now...*



Paramount character study dated 12/28/12 shows Hound gumming an artillery shell...



2014 Hasbro toy package for "ages 6+" features Hound sucking on high-caliber ammo (not included)...



*Amazon, Target and Walmart sites show a young boy playing with Hound in vehicle form.**

Fantasy and sci-fi movies with tobacco imagery, 2012-2014				Domestic in-theater tobacco impressions
Lockout	2012	PG-13	AMC/Regal	97,000,000
Jurassic Park (3D)	2013	PG-13	Comcast	179,000,000
Oblivion	2013	PG-13	Comcast	235,000,000
Iron Man 3	2013	PG-13	Disney	2,805,000,000
The Wolverine	2013	PG-13	Fox	14,200,000
X-Men: Days of Future Past	2014	PG-13	Fox	224,000,000
The Quiet Ones	2014	PG-13	Lionsgate	151,000,000
Ghost Rider_Vengeance	2012	PG-13	Sony	31,000,000
Men in Black 3	2012	PG-13	Sony	632,000,000
The Pirates: Band of Misfits	2012	PG	Sony	8,000,000
Robocop	2014	PG-13	Sony	21,000,000
The Amazing Spider-Man 2	2014	PG-13	Sony	489,000,000
Dark Shadows	2012	PG-13	Time Warner	471,000,000
The Hobbit...Journey	2012	PG-13	Time Warner	4,720,000,000
The Hobbit...Smaug	2013	PG-13	Time Warner	443,000,000
Transformers...Extinction	2014	PG-13	Viacom	1,707,000,000
Dark Skies	2013	PG-13	Weinstein	4,000,000
Escape from Planet Earth	2013	PG	Weinstein	1,000,000

2012 to mid-2014, fantasy and sci-fi films delivered 40% of all youth-rated tobacco impressions to domestic audiences (US and Canada). Fact-based biographical dramas, like Lincoln, which would be exempt from the proposed R-rating for tobacco, delivered half as much exposure.

4 more reasons to rate smoking "R"

1] The R-rating will give producers a market-based incentive to reserve smoking for audiences 18 and over, just as they calibrate other film content now.

2] The R-rating will help studios future-proof their films for the global marketplace. The 168-nation Framework Convention on Tobacco Control (Article 13) explicitly prohibits promoting tobacco across borders in entertainment media.





Product placement in Transformers: Age of Extinction includes Bud Light and Goodyear. US movies have a long history of paid tobacco placement, too, both branded and unbranded.

3] The R-rating will set a single standard for the US film industry, replacing patchwork tobacco depiction policies like Paramount's. It went into effect January 1, 2013, a full eighteen months before this *Transformers* film was released.

4] The R-rating will not only save millions of kids in the United States from starting to smoke, it will help protect millions of other children and teens around the world —the largest generation in history.

In other words, if you really want to save humanity from extinction, you know where to start.

SMOKE FREE MOVIES

SmokefreeMovies.ucsf.edu

SMOKING IN MOVIES KILLS IN REAL LIFE. Four Smokefree Movie policies—the R-rating, anti-tobacco spots, certification of no payoffs, and an end to brand display—are endorsed by the World Health Organization, American Medical Association, American Academy of Pediatrics, American Heart Association, American Lung Association, Americans for Nonsmokers' Rights, American Public Health Association, Campaign for Tobacco-Free Kids, Legacy, Los Angeles County Department of Public Health, New York State Department of Health, New York State PTA, and many others.
This advertisement is sponsored by Smokefree Movies, UCSF School of Medicine, San Francisco, CA 94143-1390.

*Child model's face obscured

Ninety-eighth ad in series
Publication: Variety and Hollywood Reporter
Date First Published: July 30, 2014

[One in a series]

Six powerful media companies have delivered 850,000 American kids to the tobacco industry.

21ST CENTURY FOX	COMCAST	DISNEY	SONY	TIME WARNER	VIACOM
Tobacco impressions delivered by Fox's kid-rated films, 2007-12:	Tobacco impressions delivered by Universal's kid-rated films, 2007-12:	Tobacco impressions delivered by Disney's kid-rated films, 2007-12:	Tobacco impressions delivered by Sony's kid-rated films, 2007-12:	Tobacco impressions delivered by Warner Bros.' kid-rated films, 2007-12:	Tobacco impressions delivered by Paramount's kid-rated films, 2007-12:
8.4 billion	*3.2 billion*	*6.2 billion*	*11.3 billion*	*12.2 billion*	*9.9 billion*
Share of American kids recruited to smoke:	Share of American kids recruited to smoke:	Share of American kids recruited to smoke:	Share of American kids recruited to smoke:	Share of American kids recruited to smoke:	Share of American kids recruited to smoke:
141,000	*54,000*	*104,000*	*188,000*	*202,000*	*165,000*

One conference call would have saved them all.

Since Capitol Hill urged Hollywood to take action in 2007, five of the six major studios have published policies intended to reduce smoking in their kid-rated films.

So why do half of PG-13 movies still feature tobacco? And why is audience exposure to kid-rated smoking on the rise for the third year in a row?

The World Health Organization, the US Surgeon General, the US Centers for Disease Control and Prevention (CDC) and state Attorneys General have all called for the American film industry to eliminate smoking in movies rated G, PG and PG-13.

Those recommendations are based on rigorous studies involving thousands of young people in more than a dozen countries. All of these studies found that smoking in movies causes kids to smoke.

Mainstream Hollywood films account for nearly 40% of all new, young smokers in the United States: 160,000 kids annually, of whom 60,000 will ultimately die from tobacco-induced cancer or heart and lung disease.

That means, in the past six years, MPAA member companies and independent film producer-distributors have delivered a million adolescent smokers to the US tobacco industry. More than 300,000 tobacco deaths will be seen in this group.

Tobacco is different from other film content because it literally bought its way on screen. Hollywood and the tobacco industry have a long, documented history of commercial deals. Nothing today prevents any production company from taking an offshore tobacco payoff—or keeps a studio from benefiting from it.

Memories may be short in Hollywood, but children never forget. What they see on screen today and tomorrow, as movies circulate endlessly on video and online, can shape and shorten their lives.

Discouraging tobacco in the movies that kids see most, an R-rating for future movies with smoking could do more good, for more children, than any other single public health initiative.

It's time for leaders of America's media companies to set up a conference call—and agree to future-proof their kid-rated movies in the global marketplace by making them smokefree.

They can even say it was their idea.

SMOKE FREE MOVIES

SmokefreeMovies.ucsf.edu

SMOKING IN MOVIES KILLS IN REAL LIFE. Smoke Free Movie policies—the R-rating, anti-tobacco spots, certification of no payoffs, and an end to brand display—are endorsed by the World Health Organization, American Medical Association, American Academy of Pediatrics, American Heart Association, Legacy, American Lung Association, Americans for Nonsmokers' Rights, American Public Health Association, Breathe California, Campaign for Tobacco-Free Kids, Los Angeles County Department of Public Health, New York State Department of Health, New York State PTA, and many others.
Smokefree Movies, UCSF School of Medicine, San Francisco, CA 94143-1390.

Ninety-fourth ad in series
Publication: Variety and Hollywood Reporter
Date First Published: July 16, 2013


[One in a Series]
WHY HAS SMOKING IN KID-RATED MOVIES DOUBLED SINCE 2010?
You don't have to work for a tobacco company to serve the tobacco industry.
In 2012, the Surgeon General of the United States concluded that exposure to smoking in movies causes kids to become smokers.
And, as the Surgeon General also reported, US movie and tobacco companies have a long, documented history of collaborating.
This history of collaboration—and the global scientific consensus that exposure to on-screen smoking causes massive harm—sets tobacco apart from other film content already addressed in the MPAA's ratings.
Big media companies are pushing MORE smoking at young audiences.
Are media companies facing the facts and protecting kids? Among the latest findings on 2012 films just reported by the US Centers for Disease Control and Prevention (CDC)* are:
↑100%
56%
14.8 BILLION
Of course, not all media companies are alike. Some have worse records than others. The table below shows how the companies ranked in 2012:
37%
250,000
2012 | How much smoking in their kid-rated movies?
TIME WARNER 26.1 36%
NEWS CORP 18.8 19%
SONY 13.8 14%
INDEPENDENTS 12.2 6%
VIACOM 11.5 5%
DISNEY 8.5 15%
COMCAST 4.3 2%
The table shows that most studios added more smoking in 2012. It also shows that the internal policies adopted by some studios to "discourage" tobacco imagery in kid-rated films simply aren't reliable. For example, from 2006 to 2010, Time Warner reduced its kid-rated smoking by 97%. But in 2012, smoking in its PG-13 films more than tripled—putting Time Warner on top of the smoking charts again.
Major movie studios knowingly harm kids, say 38 state attorneys general.
There's no PR fix for the film industry's tobacco problem. It needs to get serious. State and federal health authorities agree. Through the UN's World Health Organization, there's also global consensus about what steps to take:
1] Give future movies with tobacco an adult rating ("R" in the US), except depictions of actual people who actually smoked (as in biographical dramas or documentaries) or of the real health consequences of tobacco use.
2] Require credited producers to certify there were no payoffs for tobacco imagery.
3] Show a strong anti-tobacco spot before any production with tobacco imagery, in all media channels, regardless of rating.
4] Keep tobacco branding out of all future film productions.
5] Make future productions with tobacco imagery ineligible for public subsidy.
Big Tobacco lost a federal racketeering case for fraud and marketing to kids. Who's next?
Tobacco companies have paid millions of dollars to Hollywood for one simple reason: movies sell smoking. The science confirms it harm to today's 12-17 year olds is real. Their future health costs alone are projected at $18 billion.
Tobacco impressions
(in billions)
PG/PG-13
Either major studios still get a payoff from putting tobacco on screen, in which case they're corrupt. Or else they're now serving the much-larger tobacco industry for free, in which case they're stupid.
You decide.
SMOKE FREE MOVIES

Ninety-second ad in series

Publication: Variety and Hollywood Reporter

Date First Published: April 9, 2013

For decades, tobacco companies paid Hollywood to push smoking in movies.

Why are state taxpayers doing it now?



In March 2012, the US Surgeon General reported that US tobacco companies long paid Hollywood to push smoking in movies.

Today, so do taxpayers.

Through film production incentives, states hand out hundreds of millions of dollars to producers of movies with smoking.

Research shows that exposure to on-screen smoking accounts for a million current teen smokers in the US. More than 300,000 of these recruits will ultimately die from tobacco-induced disease.

It's a problem so urgent that, in May 2012, a bipartisan group of thirty-eight state Attorneys General wrote the movie studios to demand that they stop what the AGs called a "colossal, preventable tragedy."

The states' policy challenge? Indiscriminate film subsidies undermine efforts to keep kids from starting to smoke and to avert billions in health costs. No state can afford this deadly, wasteful policy conflict.

Fortunately, the fix is straightforward.

In 2011, the US Centers for Disease Control and Prevention (CDC) recommended that states can simply make future media productions with tobacco ineligible for public subsidies.

There's no First Amendment issue. After all, states already refuse to subsidize a range of other media productions, from political advertising to pornography.

In July 2012, setting the example, Washington State's Attorney General petitioned for a rule change to block movies with smoking from getting state tax credits.

Whether or not you believe film production subsidies make sense as economic development policy, collateral damage to public health makes them unsustainable and unsupportable.

It's time to mend state film subsidies. Or end them. Learn more at bit.ly/fixsubsidy.

SMOKE FREE MOVIES

SmokeFreeMovies.ucsf.edu

SMOKING IN MOVIES KILLS IN REAL LIFE. Smoke Free Movie policies—the R-rating, certification of no payoffs, anti-tobacco spots, and an end to brand display—are endorsed by the World Health Organization, American Medical Association, American Academy of Pediatrics, American Heart Association, Legacy, American Lung Association, Americans for Nonsmokers' Rights, American Public Health Association, Breathe California, Campaign for Tobacco-Free Kids, Los Angeles County Dept. of Health Services, New York State Dept. of Health, New York State PTA, and many others. Visit SFM online or contact Smoke Free Movies, UCSF School of Medicine, San Francisco, CA 94143-1390.

Eighty-eighth ad in series
Publication: State Legislatures
Date First Published: August 1, 2012

"A COLOSSAL, *PREVENTABLE* TRAGEDY"

[State Attorneys General want immediate action on movie smoking]

ON MARCH 8, 2012, the U.S. Surgeon General concluded that movies with smoking cause young people to smoke. Now, 38 state and territorial Attorneys General have outlined specific steps studios "can and should immediately adopt" to end "a colossal, preventable tragedy":

"**First**...varying performance among studios in adopting and enforcing tobacco policies bolsters public health recommendations for giving all movies with tobacco incidents an R rating, except for those films that portray either a historical figure who smoked or the negative effects of tobacco use....

"[T]he industry cannot justify failing to eliminate smoking from youth-rated movies. Whether this is accomplished through meaningful, consistently enforced policies adopted by each studio across the industry, or through a change in the way movies are rated, or both, the bottom line is that action needs to be taken, now.

"**Second**...include effective anti-tobacco spots on all future DVDs and Blu-ray videos of...films that depict smoking, regardless of MPAA rating, and stipulate that such spots also appear before broadcast, cable and satellite showings, on-demand viewings, and Internet streams and downloads...[C]ommit...to encourage theatrical exhibitors to run effective anti-smoking spots before all feature films with smoking.

"**Third**...certify in the closing credits of all...future motion picture releases with tobacco imagery that 'No person or entity associated with this film received payment or anything of value, or entered into any agreement, in connection with the depiction of tobacco products.'

"**Fourth**...keep all...future movies free of tobacco brand display, both packaging and promotional collateral."

Citing scientific evidence that movies with smoking account for a million current US smokers aged 12-17 — of whom 300,000 will die prematurely from tobacco-induced diseases — the Attorneys General reminded the studios: **"Each time the [film] industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring to children who watch it."** With this letter from the Attorneys General, the film industry also knows full well how to protect its young audiences from harm.

SMOKE FREE MOVIES

SmokeFreeMovies.ucsf.edu

Full text of Attorney Generals' May 8, 2012 letter to film companies — bit.ly/AGs-Ltr-050812

SMOKING IN MOVIES KILLS IN REAL LIFE. Smoke Free Movie policies—the R-rating, anti-tobacco spots, certification of no payoffs, and an end to brand display—are endorsed by the World Health Organization, American Medical Association, American Academy of Pediatrics, American Heart Association, Legacy, American Lung Association, Americans for Nonsmokers' Rights, American Public Health Association, Campaign for Tobacco-Free Kids, Los Angeles County Dept. of Public Health, New York State Dept. of Health, New York State PTA, and many others. Smoke Free Movies, UCSF School of Medicine, San Francisco, CA 94143-1390.

Eighty-sixth ad in series
Publication: State Legislatures
Date First Published: May 1, 2012

APPENDIX 4

EXAMPLES OF MEDIA COVERAGE IN MAINSTREAM AND ENTERTAINMENT INDUSTRY PUBLICATIONS

2008-2014

Example 1

Title: Don't show any butts in PG-13
Publication: *The Boston Globe*[49]
Date Published: August 28, 2010

Quotes:

> Watching characters smoke in movies is the single most powerful pro-smoking influence for children: It accounts for 44 percent of kids who smoke pick up a cigarette for the first time, according to an analysis of four separate studies.
>
> * * *
>
> Consider, for example, Massachusetts: among the current 49,000 12 to 17-year olds in the state who smoke, 25,000 were recruited by watching movies, the University of California San Francisco team estimates. Of those 25,000, a dismaying 8,000 stand to die from tobacco-related disease. **It's hard to think of another intervention that would prevent such devastation so inexpensively. [Emphasis added]**

Example 2

Title: Don't show any butts in PG-13
Publication: *USA Today*[50]
Date Published: August 28, 2010

Quotes:

> If you're a parent looking for a movie that will tempt your kids to smoke, Paramount Pictures has just the film for you. It's called Rango…
>
> * * *
>
> [E]veryone has known for 50 years that smoking is better at filling coffins than theaters. So who needs it in an animated film aimed at children? Certainly not the American Academy of Pediatrics, which has labeled the film a health hazard for children, prompting Paramount to say that "the images of smoking in the film ... are portrayed by supporting characters and are not intended to be celebrated or emulated." But pleading ignorance doesn't alter the impact. What difference is there between the appeal of Paramount's cigarette-smoking characters and the appeal of Joe Camel, a creature of

---

[49] The editors. "Don't show any butts in PG-13." *The Boston Globe* 28 Aug. 2010. Web. 4 Nov. 2014. <http://www.boston.com/bostonglobe/editorial_opinion/editorials/articles/2010/08/28/dont_show_any_butts_in_pg_13/>.

[50] The editors. "Smoky 'Rango' leaves bad taste." *USA Today* [McLean, VA] 17 March 2011. Web. 4 Nov. 2014. <http://usatoday30.usatoday.com/news/opinion/editorials/2011-03-16-editorial16_ST1_N.htm>.

tobacco advertising lore? Or, for that matter, the Marlboro Man? Little, except perhaps the age group targeted.

* * *

Millions of kids helped make Rango the No. 2 box-office draw last weekend, and research going back a decade shows that adolescents with higher exposure to movie smoking are much more likely to try cigarettes than their peers.

Example 3

Title: UCSF: Films subsidized by state promote smoking
Publication: *San Francisco Chronicle*[51]
Date Published: August 24, 2011

Quotes:

California taxpayers subsidize major motion pictures that depict smoking, which promotes the unhealthy habit and undermines efforts to keep young people from lighting up, according to UCSF researchers. In a report published Tuesday in PLoS Medicine, the researchers say **the state and other governments may be violating their own health policies and goals when they subsidize or offer tax credits to makers of movies that directly or indirectly promote smoking. [Emphasis added]**

* * *

UCSF released the information at the same time California is considering extending the film subsides that began in 2009. AB1069, which would authorize $500 million in subsidies for another five years, is scheduled to be heard Thursday in the state Senate Appropriations Committee.

* * *

About 70 percent of all PG-13 movies subsidized under California's program depict smoking, the researchers found. UCSF officials also cited previous studies from other researchers that estimate exposure to onscreen smoking accounts for 44 percent of all adolescent smokers.

---

[51] Colliver, Victoria. "UCSF: Films Subsidized by State Subsidize Smoking." *San Francisco Chronicle*, 24 Aug. 2011. Web. 4 Nov. 2014. http://www.sfgate.com/bayarea/article/UCSF-Films-subsidized-by-state-promote-smoking-2333842.php

> California taxpayers subsidize major motion pictures that depict smoking, which promotes the unhealthy habit and undermines efforts to keep young people from lighting up, according to UCSF researchers.
>
> * * *
>
> In a report published Tuesday in PLoS Medicine, the researchers say the state and other governments may be violating their own health policies and goals when they subsidize or offer tax credits to makers of movies that directly or indirectly promote smoking.

Example 4

Title: China's Movies Are Still Clouded With Cigarette Smoke
Publication: *Businessweek*[52]
Date Published: May 21, 2014

Quotes:

> China's public places are known for being smoky, and the silver screen is no exception. Despite some progress, a new survey by the Chinese Association on Tobacco Control finds movies are still cloaked in clouds of cigarette smoke.
>
> * * *
>
> The U.S., by comparison, has seen a rise in smoking shown in movies since 2010, including those rated for youth, reports the Centers for Disease Control and Prevention. In 2012, 2,818 "tobacco incidents" appeared in top-grossing movies, up from 1,880 in 2011. "Total tobacco incidents in youth-rated movies [G, PG, and PG13] and incidents per youth-rated movie doubled between 2010 and 2012," the center said.
>
> * * *
>
> Even as smoking in the U.S. has dropped overall, the number of smokers under age 25 has risen from 1.9 million in 2002 to 2.3 million in 2012. "Actions that would eliminate depiction of tobacco use in movies that are produced and rated as appropriate for children and adolescents could have a significant benefit in reducing the numbers of youth who become tobacco users," said a report released earlier this year by acting U.S. Surgeon General Dr. Boris Lushniak.

Example 5

Title: This Film Is Rated 'R' For Smoking

[52] Roberts, Dexter. "China's Movies are Still Clouded with Smoking." *Businessweek*, 21 May 2014. Web. 4 Nov. 2014. http://www.businessweek.com/printer/articles/202250-chinas-movies-are-still-clouded-with-cigarette-smoke

Publication: *The Atlantic Monthly*[53]
Date Published: July 11, 2012

Quotes:

> If smoking in a movie meant an R rating, it could reduce adolescent tobacco use by almost twenty percent.
>
> * * *
>
> Like it or not, kids emulate media. The Surgeon General has concluded that smoking in movies makes kids smoke. We can't smoke in TV commercials, so why can we smoke in movies? Even G-rated movies -- albeit a rare, curious occurrence.
>
> * * *
>
> Sargent and his colleagues were able to infer that giving an R rating for any movie showing smoking "could substantially reduce adolescent smoking." He proposes it might even reach an 18 percent decrease (a figure based off of risk estimations, probabilities of smoking onset, and the above MSE levels).

[53] Kruhly, Madeleine. "This Film Is Rated 'R' for Smoking." *The Atlantic Monthly*, 11 July 2012. Web. 4 Nov. 2014. http://www.theatlantic.com/health/archive/2012/07/this-film-is-rated-r-for-smoking/259690/

VIACOM

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 766 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

October 30, 2014

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Viacom Inc.
Stockholder Proposal Submitted by The Province of St. Joseph of the Capuchin Order and The Maryknoll Sisters of St. Dominic, Inc.

Ladies and Gentlemen:

I am writing to notify the Securities and Exchange Commission (the "Commission") that Viacom Inc. (the "Company" or "Viacom") intends to exclude from its proxy materials for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials") the shareholder resolution and supporting statement described below (together, the "Proposal"), which were received from each of The Province of St. Joseph of the Capuchin Order and The Maryknoll Sisters of St. Dominic, Inc. (together, the "Proponents"). The Proposal requests that the Company's Board of Directors report to stockholders on "the public health impacts of smoking in all of its movies".

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Proposal relates to Viacom's ordinary business operations.

Copies of the Proposal, as well as all related correspondence between Viacom and the Proponents, are attached hereto as Exhibit A and Exhibit B. In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("SLB 14D"), Viacom has filed this letter and attachments electronically with the Commission not later than 80 calendar days before Viacom expects to file its definitive 2015 Proxy Materials with the Commission, and has concurrently sent copies of this letter and attachments electronically to each of the Proponents.

THE PROPOSAL

The Proposal states, in relevant part, as follows:

> RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.
>
> SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) , as the Proposal deals with a matter related to the Company's ordinary business operations.

Overview of the "Ordinary Business" Exclusion

A company may exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998) adopting amendments to Rule 14a-8 (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release further states that this policy is based on two "central considerations". The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day-basis that they could not, as a practical matter, be subject to direct shareholder oversight," although the 1998 Release notes that the Rule 14a-8(i)(7) exclusion may not be relied on to exclude proposals that focus on "sufficiently significant policy issues" that "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons set forth below, Viacom believes the Proposal is excludable under Rule 14a-8(i)(7) because it implicates both considerations.

The Proposal deals with fundamental matters that are not appropriate for shareholder oversight – decisions regarding the nature, presentation and content of film programming.

Viacom is a global entertainment content company that operates through two reporting segments, Media Networks and Filmed Entertainment. Viacom's Filmed Entertainment segment produces, acquires and distributes motion pictures, television programming and other entertainment content under the Paramount Pictures®, Paramount Vantage®, Paramount Classics®, Insurge Pictures®, MTV Films®, Nickelodeon Movies™ and Paramount Television™ brands. Paramount Pictures, a wholly owned subsidiary of Viacom, is a major global producer and distributor of filmed entertainment and has a library consisting of approximately 3,400 motion pictures. Paramount distributes motion pictures theatrically and on DVDs and Blu-ray discs, television, digital and other platforms in the United States and internationally for itself and for third parties. In fiscal 2013, Viacom's Filmed Entertainment segment generated revenues of $4.282 billion, or 31% of Viacom's consolidated revenues after the elimination of intercompany revenues.

The nature, presentation and content of films that Viacom produces and distributes are the result of complex creative and business decisions by many individuals – including writers, directors, producers, performers and Company executives – who work collaboratively to ensure the success of each film. Whether tobacco products are depicted in a particular film, and the manner in which they are depicted, are just two of countless such decisions made on a daily basis. These decisions require complex judgments to be made regarding a film's commercial acceptance, anticipated ratings, business and reputational impact, and they cannot, as a practical matter, be relegated to direct shareholder oversight. Similar judgments are made in connection with decisions to acquire films that have been produced by third parties.

The Staff has long concurred that shareholder proposals seeking to regulate the content, sale, distribution or manner of presentation of tobacco products – *for companies not engaged in the business of manufacturing tobacco products* – may be excluded under Rule 14a-8(i)(7). See, e.g. *Time Warner Inc.* (January 21, 2005) (concurring that a proposal requesting that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that Time Warner had released or distributed could be excluded, because it related to the nature, presentation and content of programming and film production); *General Electric Co.* (January 10, 2005) (same); *The Walt Disney Company* (December 7, 2004) (same); and *Time Warner Inc.* (February 6, 2004) (concurring that a proposal requiring the formation of a board committee to review data linking tobacco use by teens to tobacco use in youth-rated movies could be excluded, because it related to the nature, presentation and content of programming and film production).

The Staff has also determined that where a shareholder proposal seeks to require that a board of directors conduct a risk analysis and issue a report for public review, it is the *underlying subject*

matter of the report or risk assessment that is to be considered in determining whether the report or risk assessment involves a matter of ordinary business (Release 34-20091 (August 16, 1983) and Staff Legal Bulletin No. 14E ("SLB 14E")), respectively. See also *Sempra Energy* (January 12, 2012), in which the Staff concurred with the company's exclusion of a shareholder proposal seeking a board review of Sempra's management of specific risks, noting that "the underlying subject matter of these risks appears to involve ordinary business matters."

The Proposal does not raise significant social policy issues that transcend the Company's day-to-day business.

The 1998 Release provides that shareholder proposals may not be excluded pursuant to Rule 14a-8(i)(7) if they raise "significant policy issues" that "transcend the day-to-day business matters" of the Company. The Proposal relates to the public health impact of smoking – which does not raise significant policy issues that transcend the Company's day-to-day business of producing, acquiring and distributing motion pictures, television programming and other entertainment content. See, e.g., *Gannett Co., Inc.* (March 18, 1993) (concurring with the exclusion of a proposal requesting a report regarding how cigarette advertisements in its publications were perceived by customers, which Gannett had argued related to its ordinary business operations and did not involve a significant social policy because Gannett was a media company and not a cigarette manufacturer). Indeed, the Staff has not previously applied this social policy exception to tobacco-related proposals submitted to companies, like Viacom, *that do not manufacture tobacco products*. In contrast, the Staff has been unable to concur with the omission of a proposal seeking information regarding the health risks of smoking which was submitted *to a company that manufactured tobacco products*. See, e.g. *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2002)

The Proposal seeks to "micro-manage" decisions about complex matters upon which stockholders are not in a position to make an informed judgment.

The Proposal seeks to "micro-manage" the Company by interfering with day-to-day ordinary business decisions appropriately left to the purview of management and the board of directors and over which the shareholders of the Company cannot make an informed judgment. As noted above, decisions about what film content to produce, acquire and distribute involve a myriad of considerations made by a variety of professionals whose day-to-day job entails working in the filmed entertainment industry. The Proposal improperly seeks to insert stockholders into this complex decision-making process.

Furthermore, the Proposal seeks to dictate the allocation of the Company's human and financial resources by prescribing a timetable for preparation of the requested report (6 months), the content and scope of the analysis to be included (analysis of Viacom's exposure to reputational, legal and financial risk; an "estimate of attributable smoking deaths"), and the sources to be consulted ("quantitative metrics generated internally" and statistics and information from the Surgeon General, the Centers for Disease Control and the Center for Tobacco Control Research and Education at University of California San Francisco). A decision to commit Company resources to the preparation of

any such report is within the ordinary business judgment of Viacom's management and board of directors, and shareholders should not be permitted to "micro-manage" that decision. Indeed, the Proposal would require the Board to prepare a report that is not even possible to prepare in any reliable manner. For example, how, would the Board reliably determine the reputational risk to the Company arising from a specific film, or an estimate of "attributable smoking deaths" from Paramount's films specifically? The Proposal reflects precisely the type of day-to-day operational oversight of a company's business that Rule 14a-8(i)(7) was meant to exclude because it is just not practical for shareholders to micro-manage these matters.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposal from the 2015 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (212) 846-5933 or at christa.d'alimonte@viacom.com. We also request that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,

Christa A. D'Alimonte

Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

Attachments

cc: Michael D. Fricklas,
Executive Vice President, General Counsel and Secretary, Viacom Inc.

Rev. Michael H. Crosby, OFMCap., Corporate Responsibility Agent,
The Province of St. Joseph of the Capuchin Order

Catherine Rowan, Corporate Responsibility Coordinator,
The Maryknoll Sisters of St. Dominic, Inc.

EXHIBIT A

Proposal from, and Related Correspondence with,
The Province of St. Joseph of the Capuchin Order

636743v4

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2014

Michael D. Fricklas, Corporate Secretary
Viacom Inc.
1515 Broadway
New York, New York 10036-5794

Dear Mr. Fricklas:

Enclosed you will find a shareholder resolution for inclusion in the 2015 proxy for the annual meeting of Viacom. Before I note the legal basis for this, I'd like to inform you of the rationale for this filing.

For many years the issue of the impact of tobacco and smoking images in youth-friendly movies (G/PG/PG13) has been known to have a significant impact on youth initiation of tobacco use. Toward that end we, along with other members of the Interfaith Center on Corporate Responsibility (ICCR) and As You Sow (AYS) have had dialogues with Paramount representatives to mitigate and, ultimately, end such portrayals. Toward this end all major Hollywood film companies, including Viacom, have created policies aimed at eliminating tobacco portrayals and protocols to oversee this effort.

However this has had no clear long-term success as films with smoking imagery continue to be produced and distributed by Paramount. The Surgeon General and Center for Disease Controls have publicly stating the public health threat to continued tobacco imagery in youth friendly movies. We have therefore decided to level the playing field for all movie studios' parent companies by implementing the shareholder resolution we enclose herein. We are not singling out any company and are not going to address the fact of who has been doing better than others. With 1,000,000 lives at stake, the situation demands the action we now take together.

The Province of St. Joseph of the Capuchin Order has continuously owned at least $2,000 worth of Viacom Class A stock for over one year and will be holding this same stock through next year's annual meeting which I plan to attend in person or by proxy.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of the shareholders of Viacom Inc. This is done in accordance with Rule 14-a-18 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting. Verification of this ownership will come under separate cover.

We hope that Viacom, as parent of Paramount, and all the movie studios and their parent companies will support our effort so that they, and we as their shareholders, can avert the suffering and deaths of people whose lives are impacted by our films. Toward this end we look forward to constructive dialogues with you and your peers in a way that will find us withdrawing this resolution.

Sincerely,

Michael H Crosby

Rev. Michael H. Crosby, OFMCap., Corporate Responsibility Agent
enc.

VIACOM

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating…could eliminate…and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

Viacom's Paramount studio recognized this significant social issue, adopting a policy in 2013. The company's youth-rated movies released in 2013 included 80 percent fewer tobacco incidents than in 2010, on average, and audience exposure dropped 90 percent. In 2014, however, *Transformers: Age of Extinction* (PG-13) delivered 1.7 billion tobacco impressions to Paramount's domestic audience — nearly as many as all of Paramount youth-rated films in 2010.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco

VIACOM

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 766 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

October 8, 2014

Via Email and Federal Express

Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
Attention: Michael H. Crosby, OFMCap., Corporate Responsibility Agent

Dear Rev. Crosby:

On September 26, 2014, Viacom Inc. (the "Company") received a proposed shareholder resolution (the "Proposal") submitted by Province of St. Joseph of the Capuchin Order (the "Proponent") for inclusion in the Company's proxy statement relating to its Annual Meeting of Stockholders to be held on March 18, 2015 (the "Annual Meeting"). In your letter accompanying the Proposal, you state that the Proponent "has continuously owned at least $2,000 worth of Viacom Class A stock for over one year" and that "[v]erification of this ownership will come under separate cover."

Rule 14a-8(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), sets forth the eligibility requirements for a shareholder who wishes to submit a proposed resolution for inclusion in a company's proxy statement. Specifically, a shareholder:

(1) must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted, and
(2) must continue to hold those securities through the date of the meeting.

Rule 14a-8(b) further requires that if a shareholder proponent is a beneficial owner of securities, rather than a record holder, the shareholder must submit to the company either a written statement from the "record" holder of its securities (usually a broker or bank), or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, at the time the proposal was submitted, the shareholder had continuously held the securities for at least one year.

The Company has not received any evidence from or on behalf of the Proponent that, as of September 25, 2014 (the date on which the Proposal was submitted), the Proponent had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year.

In accordance with Rule 14a-8(f) under the Exchange Act, this letter constitutes the Company's notice to the Proponent of procedural deficiency in the Proposal as a result of the aforementioned

omission. The Company intends to exclude the Proposal from its proxy statement for the Annual Meeting if the deficiency is not corrected within the time frame contemplated by Rule 14a-8(f). In accordance with Rule 14a-8(f), the Proponent's response must be postmarked or transmitted electronically not later than 14 calendar days from the date you receive this letter.

The Company has reviewed its records and confirmed that the Proponent is not a registered holder of the Company's Class A common stock. Therefore, the Company must receive the following, within the time frame specified in the previous paragraph, in order for the procedural deficiency to be corrected:

> a written statement from the record holder of the Proponent's shares (usually a broker or bank) or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 (or amendments to such documents) filed with the Securities and Exchange Commission, in either case verifying that, as of September 25, 2014 (the date on which the Proposal was submitted), the Proponent had continuously owned at least $2,000 in market value of the Company's Class A common stock for at least one year preceding and including such date.

The SEC has published guidance to assist in determining proof of ownership for purposes of Rule 14a-8(b). Staff Legal Bulletins 14F and 14G set forth methods to establish "record" ownership of shares held in book-entry form through a securities intermediary, such as a broker or bank, including the parties that can provide proof of ownership for a beneficial owner. We have enclosed herewith copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G for your convenience.

Kindly send any response to my attention at Viacom Inc., 1515 Broadway, New York NY 10036. Alternatively, you may transmit a response to my attention by facsimile to (201) 766-7786.

Please note that even if the procedural deficiencies set forth herein are cured, the Company reserves the right to exclude the Proposal on other grounds set forth in Rule 14a-8.

Sincerely,

Christa A. D'Alimonte

Christa A. D'Alimonte
Senior Vice President, Deputy General
Counsel and Assistant Secretary

Enclosures

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of October 6, 2014

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated

forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1)

Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer

accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the

shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to

continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will

generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by

affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only

one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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charles
SCHWAB

2423 E. Lincoln Drive
Phoenix, AZ 85306

September 25, 2014

Christa A. D'Alimonte
Senior Vice President
1515 Broadway, New York, NY 10036

Dear Ms. D'Alimonte:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI, 53233 has held continuously at least $ 2000.00 of Viacom Inc. common stock (Cusip 925524100) for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson

*** FISMA & OMB Memorandum M-07-16 ***

CHRISTA A. D'ALIMONTE
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL

1515 BROADWAY, NEW YORK, NY 10036
T 212 846 5933 F 201 746 7786
CHRISTA.D'ALIMONTE@VIACOM.COM

October 10, 2014

Via Email and Federal Express

Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Attention: Rev. Michael H. Crosby, OFMCap., Corporate Responsibility Agent

Dear Rev. Crosby:

On October 8, 2014, we provided you with a Notice of Deficiency (the "Notice of Deficiency") with respect to the proposed shareholder resolution you submitted to Viacom Inc. ("Viacom") on September 25, 2014 (the "Proposal"). In response to the Notice of Deficiency, we received from Jana Tongson at Charles Schwab a letter that stated that the Province of St. Joseph of the Capuchin Order Corporate Responsibility Account has held continuously "at least $2000.00 of Viacom Inc. common stock (Cusip 925524100) for over one year" from September 25, 2014.

As a courtesy to you, we are writing to advise you that the correspondence from Charles Schwab does not correct the deficiencies identified in the Notice of Deficiency. Specifically, the letter you provided from Charles Schwab does not specify whether the securities held by the Province of St. Joseph of the Capuchin Order Corporate Responsibility Account are Viacom Class A common shares, which are Viacom's voting securities. The letter merely references "Viacom Inc. common stock", and references a Cusip that is not assigned to Viacom Class A common stock.

As we noted in the Notice of Deficiency, Rule 14a-8(b) requires that you submit to Viacom evidence that the shareholder proponent has continuously held at least $2,000 in market value, or 1%, of Viacom's voting securities for at least one year as of the date the Proposal was submitted (September 25, 2014). We refer you to the Notice of Deficiency, a copy of which is attached, for more specific guidance.

Please note that even if the procedural deficiencies set forth herein are cured, the Company reserves the right to exclude the Proposal on other grounds set forth in Rule 14a-8.

Sincerely,

Christa A. D'Alimonte

Christa A. D'Alimonte
Senior Vice President, Deputy General Counsel
and Assistant Secretary

charles SCHWAB

2423 E. Lincoln Drive
Phoenix, AZ 85306

September 25, 2014

Christa A. D'Alimonte
Senior Vice President
1515 Broadway, New York, NY 10036

Dear Ms. D'Alimonte:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI, 53233 has held continuously at least $ 2000.00 of Viacom Inc. CL A common stock (Cusip 925524100) for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Brandon Bumford

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Proposal from, and Related Correspondence with,
The Maryknoll Sisters of St. Dominic, Inc.

Maryknoll Sisters
Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

September 25, 2014

RECEIVED
SEP 26 2014
MICHAEL D. FRICKLAS

Michael D. Fricklas, Corporate Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Dear Mr. Fricklas,

Enclosed please find a shareholder resolution for inclusion in the 2015 proxy for the annual meeting of Viacom Inc. Before giving the legal basis for this, I'd like to inform you of the rationale for this filing.

For many years, the issue of the impact of tobacco and smoking images in youth-friendly movies (G/PG/PG13) has been known to have a significant impact on youth initiation of tobacco use. Toward that end, members of the Interfaith Center on Corporate Responsibility (ICCR) and As You Sow (AYS) have had dialogues with Paramount representatives to mitigate and, ultimately, end such portrayals. All major Hollywood film companies, including Viacom, have created policies aimed at eliminating tobacco portrayals and protocols to oversee this effort.

However, this has had no clear long-term success as films with smoking imagery continue to be produced and distributed by Paramount. The Surgeon General and Centers for Disease Controls have publicly stated the public health threat to continued tobacco imagery in youth friendly movies. We have therefore decided to work to level the playing field for all movie studios' parent companies by implementing the shareholder resolution we enclose herein. We are not singling out any company and are not going to address the fact of who has been doing better than others. With 1,000,000 lives at stake, the situation demands the action we now take together.

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of over $2,000 worth of Class A shares of Viacom Inc. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The primary contact for this shareholder proposal is Rev. Michael H. Crosby of the Province of St. Joseph of the Capuchin Order *** FISMA & OMB Memorandum M-07-16 ***

We hope that Viacom as parent of Paramount, and all the movie studios and their parent companies will support our effort so that they, and we as their shareholders, can avert the suffering and deaths of people whose lives are impacted by our films. Toward this end we look forward to constructive dialogues with you and your peers in a way that will find us withdrawing this resolution.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters

Enc.

VIACOM
Public Health Risks Associated with Smoking in Youth-Friendly Films

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating…could eliminate…and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

Viacom's Paramount studio recognized this significant social issue, adopting a policy in 2013. The company's youth-rated movies released in 2013 included 80 percent fewer tobacco incidents than in 2010, on average, and audience exposure dropped 90 percent. In 2014, however, *Transformers: Age of Extinction* (PG-13) delivered 1.7 billion tobacco impressions to Paramount's domestic audience — nearly as many as all of Paramount youth-rated films in 2010.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco

FirstClearing, LLC

September 24, 2014

The Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 310
Maryknoll, NY 10545-0310

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of The Maryknoll Sisters of St. Dominic, Inc. with First Clearing, LLC. First Clearing, LLC is Depository Trust Company participant #0141.

This letter serves as confirmation that The Maryknoll Sisters of St. Dominic, Inc. holds the following brokerage accounts with the number of shares of Viacom, Inc. stock held in each:

Account Number Ending in	Number of Shares
*** FISMA & OMB Memorandum M-07-16 ***	9,000 (Class A)
*** FISMA & OMB Memorandum M-07-16 ***	2,900 (Class A)
*** FISMA & OMB Memorandum M-07-16 ***	600 (Class A)
*** FISMA & OMB Memorandum M-07-16 ***	3,500 (Class B)

This material has been prepared or is distributed solely for information purposes and is not a solicitation or an offer to buy a security or investment or to participate in a trading strategy and is not a substitute for the Client Statement or Form 1099.

The Maryknoll Sisters of St. Dominic, Inc. has continuously owned $2,000.00 worth of Viacom, Inc. shares for at least one year. This information was based on the details of the accounts as of the close of business on September 23, 2014.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,

Kenneth P. Simpson
Field Services - Verifications

One North Jefferson Ave
MAC H0006-066
St Louis, MO 63103